Exhibit 99.2

Annual General and Special Meeting of Shareholders
to be held Wednesday, June 27, 2018

NOTICE OF MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

May 14, 2018

Suite 610 – 815 West Hastings Street
Vancouver, B.C.
V6C 1B4

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON June 27, 2018

NOTICE IS HEREBY GIVEN that the 2018 annual general and special meeting (the “Meeting”) of the shareholders of Gold Standard Ventures Corp. (the “Company”) will be held at 2320 Last Chance Rd., Elko, Nevada, United States 89801, on Wednesday, June 27, 2018, at 10:00 a.m. (Pacific time) for the following purposes:

1.	To receive the audited financial statements of the Company for the year ended December 31, 2017 and the report of the auditor on those statements.

2.	To set the number of directors for the ensuing year at eight (8).

3.	To elect directors for the ensuing year.

4.

To appoint Davidson & Company LLP, Chartered Professional Accountants, as the auditor of the Company for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor.

5.

To consider and, if thought advisable, pass an ordinary resolution to confirm and approve amendments to the articles of the Company (the “Articles”) to adopt advance notice provisions for the nomination of directors, as more particularly described in Company’s management information circular dated May 14, 2018 (the “Information Circular”).

6.	To consider, and if thought advisable, pass an ordinary resolution to confirm and approve additional amendments to the Articles, as more particularly described in the Information Circular.

7.	To transact such other business as may properly come before the Meeting or any adjournments thereof.

This notice is accompanied by the Information Circular and either a form of proxy for registered shareholders or a voting instruction form for beneficial shareholders (collectively the “Meeting Materials”). Shareholders are requested to read the Information Circular and, if unable to attend the Meeting in person, complete, date, sign and return the proxy or voting instruction form, as applicable, so that as large a representation as possible may be had at the Meeting.

This year, as described in the notice and access notification mailed to shareholders of the Company, the Company will deliver the applicable Meeting Materials to shareholders by posting the Meeting Materials on www.envisionreports.com/gsvagm2018. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and it will also reduce the Company’s printing and mailing costs. The Meeting Materials will be available on www.envisionreports.com/gsvagm2018 as of May 16, 2018, and will remain on the website for one full year thereafter. The Meeting Materials will also be available on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission website at www.sec.gov as of May 16, 2018.

All shareholders will receive a notice and access notification, together with a proxy or voting instruction form, as applicable, which will contain information on how to obtain electronic and paper copies of the Meeting Materials in advance of the Meeting.

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Shareholders who wish to receive paper copies of the Meeting Materials may request copies using the control number as it appears on the proxy or voting instruction form accompanying your notice and access notification. For holders with a 15 digit control number, you may request materials by calling toll free, within North America – 1-866-962-0498 or direct, from outside North America – (514) 982-8716, and entering your control number as indicated on your proxy or voting instruction form. For holders with a 16 digit control number, you may request materials by calling toll free, within North America – 1-844-669-5702 or direct, from outside North America – (604) 687-2766, and entering your control number as indicated on your voting instruction form. Meeting Materials will be sent to you at no cost within three business days of your request, if such request is made before the Meeting. To ensure that you receive the Meeting Materials in advance of the voting deadline and Meeting date, all requests must be received no later than June 18, 2018. If you do request paper copies of the Meeting Materials, please note that another proxy/voting instruction form will not be sent and you should retain your current one for voting purposes. To obtain paper copies of the Meeting Materials after the Meeting date, please contact 1-844-669-5702.

The Board of Directors of the Company has fixed the close of business on May 9, 2018 as the record date, being the date for the determination of the registered holders of common shares entitled to receive notice of, and to vote at, the Meeting and any adjournment thereof. The Board of Directors has also fixed 10:00 a.m. (Pacific time) on Monday, June 25, 2018, or no later than 48 hours before the time of any adjourned Meeting (excluding Saturdays, Sundays and holidays), as the time before which proxies to be used or acted upon at the Meeting or any adjournment thereof shall be deposited with the Company’s transfer agent, Computershare Trust Company of Canada.

DATED at Vancouver, British Columbia, as of the 14th day of May, 2018.

GOLD STANDARD VENTURES CORP.

By:
(signed) “Jonathan T. Awde”
Jonathan T. Awde
President and Chief Executive Officer

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INFORMATION CIRCULAR

The information contained in this Information Circular, unless otherwise indicated, is as of May 14, 2018.

This Information Circular is being provided by the management of Gold Standard Ventures Corp. (the “Company”) to everyone who was a shareholder (“Shareholder”) of record of the Company on May 9, 2018 (the “Record Date”), which is the date that has been fixed by the Board of Directors of the Company (the “Board”) as the record date to determine the Shareholders who are entitled to receive notice of and to vote at the Meeting.

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of management for use at the 2018 annual general and special meeting of the Shareholders that is to be held on Wednesday, June 27, 2018 at 10:00 a.m. (Pacific time) at 2320 Last Chance Rd., Elko, Nevada, United States 89801 (the “Meeting”). The solicitation of proxies will be primarily by mail. Certain employees or directors of the Company may also solicit proxies by telephone, email or in person. The cost of solicitation will be borne by the Company.

This year, as described in the notice and access notification (the “Notice and Access Notice”) mailed to Shareholders, the Company will deliver the Meeting Materials (as defined below) to Shareholders by posting the Meeting Materials on www.envisionreports.com/gsvagm2018. The Meeting Materials will be available on this website as of May 16, 2018, and will remain on the website for one full year thereafter. The Meeting Materials will also be available on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission (the “SEC”) website at www.sec.gov as of May 16, 2018. See “Notice and Access” below.

Under the Articles of the Company (the “Articles”), one Shareholder entitled to vote at the Meeting must be present in person or by proxy at the Meeting before any action may validly be taken at the Meeting. If such a quorum is not present in person or by proxy, the Company will reschedule the Meeting.

PART 1 – VOTING

HOW A VOTE IS PASSED

Voting at the Meeting will be by a show of hands, each Shareholder having one vote, unless a poll is requested or otherwise required, in which case each Shareholder is entitled to one vote for each common share of the Company (“Share”) held. In order to approve a motion proposed at the Meeting, the motion will require the affirmative vote of greater than 50% of the votes cast (an “ordinary resolution”) unless the motion requires a special resolution in which case the motion will require the affirmative vote of greater than 66 2/3% of the votes cast (a “special resolution”).

WHO CAN VOTE?

Registered Shareholders whose names appear on the Company’s central securities register maintained by Computershare Trust Company of Canada (“Computershare”), the Company’s registrar and transfer agent, as of the close of business on the Record Date, are entitled to attend and vote at the Meeting. Each Share is entitled to one vote.

If your Shares are registered in the name of a “nominee” (usually a bank, trust company, securities dealer or other financial institution) you should refer to the section entitled “Non-Registered Shareholders” set out below.

HOW TO VOTE

If you are a registered Shareholder and eligible to vote, you can vote your Shares in person at the Meeting or by signing and returning the accompanying form of proxy (the “Proxy”) by mail in the prepaid envelope provided or vote using the telephone or Internet as indicated on the form. Please see “Registered Shareholders” below.

If your Shares are not registered in your name but are held by a nominee (usually a bank, trust company, securities broker or other financial institution), please see “Non-Registered Shareholders” below.

REGISTERED SHAREHOLDERS

You are a registered Shareholder if your Shares are registered in your name on the Company’s central securities register maintained by Computershare.

Voting in Person

If you plan to vote in person at the Meeting, do NOT complete and return the Proxy.

Instead, you will need to register with Computershare when you arrive at the Meeting and your vote will be taken and counted at the Meeting.

If your Shares are registered in the name of a corporation, a duly authorized officer of the corporation may attend on its behalf but documentation indicating such officer’s authority should be presented at the Meeting.

Voting by Proxy

If you do not wish to or cannot attend the Meeting in person, you may appoint someone else to attend the Meeting and act as your proxyholder to vote in accordance with your instructions. You can submit your Proxy as follows:

By Mail

Complete the Proxy or any other proper form of proxy, sign, date and return it, together with the power of attorney or other authority if any, under which it was signed or a notarially certified copy, to:

Computershare Trust Company of Canada
8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1.

By Telephone or Internet

To complete your voting instructions using the telephone call 1-866-732-VOTE (8683) toll free and follow the prompts.

You can also vote using the Internet by going to www.investorvote.com and following the instructions.

You will need to insert your 15 digit control number found at the bottom of the first page of the Proxy to vote by telephone or the Internet.

Whichever method you choose, the Proxy must be received or voting instructions completed at least forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays) prior to the time set for the Meeting or any adjournment thereof. In the case of a corporation, the Proxy must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

You May Choose Your Own Proxyholder

The persons named in the Proxy are directors and/or executive officers of the Company. YOU HAVE THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON YOUR

BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS. TO EXERCISE THIS RIGHT, YOU MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS AND INSERT THE NAME OF YOUR NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.

Your Voting Instructions

The Shares represented by Proxy will be voted or withheld from voting in accordance with the instructions of the applicable Shareholder on any ballot called for and, if a choice is specified with respect to any matter to be acted upon, the Shares will be voted accordingly. In the absence of such specifications, your Shares will be voted in favour of each of the matters referred to herein. Each such matter is described in greater detail elsewhere in this Information Circular.

The Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the notice of meeting (the “Notice of Meeting”) and other matters which may properly come before the Meeting. It is the intention of the persons designated in the Proxy to vote in accordance with their best judgement on such matters or business. At the time of printing of this Information Circular, management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting.

Revocation of Proxies

A Proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing (or, if the Shareholder is a corporation, by a duly authorized officer or attorney) and either delivered to the Company’s head (and registered) office at Suite 610 – 815 West Hastings Street, Vancouver, B.C. V6C 1B4 at any time up to 4:00 p.m. (Pacific time) on the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting on the day of the Meeting, prior to the hour of commencement.

NON-REGISTERED SHAREHOLDERS

Only registered Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. Most Shareholders are “non-registered Shareholders” (“Non-Registered Holders”) because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. Shares beneficially owned by a Non-Registered Holder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares (including, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant. In accordance with applicable securities law requirements, the Company will have distributed copies of the Notice of Meeting, the Notice and Access Notice, this Information Circular and the Proxy or VIF (as defined below), as applicable, (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders. This year, the Company has decided to use notice and access to deliver the Meeting Materials to Shareholders. The Meeting Materials will be available on www.envisionreports.com/ gsvagm2018 as of May 16, 2018, and will remain on the website for one full year thereafter. The Meeting Materials will also be available on SEDAR at www.sedar.com, on the U.S. Securities and Exchange Commission (the “SEC”) website at www.sec.gov and on the Company’s website at www.goldstandardv.com as of May 16, 2018. All Shareholders will receive a Notice and Access Notice which will contain information on how to obtain electronic and paper copies of the Meeting Materials in advance of the Meeting. See “Notice and Access” below.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders and seek voting instructions unless a Non-Registered Holder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Computershare as provided above; or

(b)	more typically, be given a VIF which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form” or “VIF”) which the Intermediary must follow. Typically, the VIF will consist of a one page pre-printed form. The Non-Registered Holder must properly complete and sign the VIF and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Shares they beneficially own. However, without specific voting instructions, Intermediaries and their agents and nominees are prohibited from voting Shares for their clients. Accordingly, each Non-Registered Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the persons named in the form of proxy or VIF and insert the name of such Non-Registered Holder or such other person’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the Proxy or VIF is to be delivered.

Every Intermediary has its own instructions on how to return the VIF; however, generally, you can submit your VIF as follows:

By Mail

Complete the enclosed VIF, sign and return it in the envelope provided.

By Telephone or the Internet

If you want to submit your voting instructions by telephone or using the Internet, see the enclosed VIF for details.

By Appointing Someone Else

If you want to appoint someone other than management’s representative as your proxyholder, who need not be a Shareholder, to attend the Meeting and vote for you, follow the instructions on the enclosed VIF.

If you are voting by instruction, you are subject to an earlier deadline so that your nominee has enough time to submit your instructions to us. Every Intermediary has its own procedures to follow. Therefore, please read your VIF carefully.

Voting in Person

If you plan to vote in person at the Meeting:

  nominate yourself as appointee by following the instructions provided by your Intermediary. Your vote will be counted at the Meeting so do NOT complete the voting instructions on the form; and

  register with the transfer agent, Computershare, when you arrive at the Meeting.

You may also nominate yourself as proxyholder online, if available, by typing your name in the “Appointee” section on the electronic ballot.

If you bring your VIF to the Meeting, your vote will NOT count. Your vote can only be counted if you have returned the VIF in accordance with the instructions above and attend the Meeting and vote in person.

Your Voting Instructions

If you do not specify how you want to vote, the persons named in the VIF as appointees will vote FOR each item of business. If you appointed someone else to attend the Meeting and vote on your behalf, he or she can vote as they see fit.

Revocation of Voting Instructions

A Non-Registered Holder may revoke a VIF or a waiver of the right to receive the Meeting Materials and to vote by following the instructions provided by their Intermediary.

UNITED STATES SHAREHOLDERS

This solicitation of proxies involves securities of a corporation incorporated in Canada and is being effected in accordance with the corporate laws of the province of British Columbia, Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation. Shareholders should be aware that disclosure and proxy solicitation requirements under the securities laws of the provinces of Canada differ from the disclosure and proxy solicitation requirements under United States securities laws. The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia) (“BCBCA”), some of its directors and its executive officers are residents of Canada and a significant portion of its assets and the assets of such persons are located outside the United States. Shareholders may not have standing to bring a claim against a foreign corporation or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign corporation and its officers and directors to subject themselves to a judgment by a United States court.

NOTICE AND ACCESS

The Company will deliver the Meeting Materials to Shareholders by posting the Meeting Materials on www.envisionreports.com/gsvagm2018. The Meeting Materials will be available on this website as of May 16, 2018, and will remain on the website for one full year thereafter. The Meeting Materials will also be available on SEDAR at www.sedar.com, on the SEC website at www.sec.gov and on the Company’s website at www.goldstandardv.com as of May 16, 2018.

The Company will mail paper copies of the Meeting Materials to those registered and beneficial Shareholders who have previously elected to receive paper copies of the Company’s meeting materials. All other Shareholders will receive a Notice and Access Notice which will contain information on how to obtain electronic and paper copies of the Meeting Materials in advance of the Meeting.

Shareholders who wish to receive paper copies of the Meeting Materials may request copies using the control number as it appears on the Proxy or VIF accompanying your Notice and Access Notice. For holders with a 15 digit control number, you may request materials by calling toll free, within North America – 1-866-962-0498 or direct, from outside North America – (514) 982-8716, and entering your control number as indicated on your Proxy or VIF. For holders with a 16 digit control number, you may request materials by calling toll free, within North America – 1-844-669-5702 or direct, from outside North America – (604) 687-2766, and entering your control number as indicated on your VIF. Meeting Materials will be sent to you at no cost within three business days of receipt of your request, if such request is made before the Meeting. To ensure that you receive the Meeting Materials in advance of the voting deadline and Meeting date, all requests must be received no later than June 18, 2018. If you do request paper copies of the Meeting Materials, please note that another Proxy/VIF will not be sent and you should retain your current one for voting purposes. To obtain paper copies of the Meeting Materials after the Meeting date, please contact 1-844-669-5702.

PART 2 - VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

All issued Shares are entitled to be voted at the Meeting and each has one vote. As of the Record Date there were 254,476,777 Shares issued and outstanding.

Only those Shareholders of record on the Record Date will be entitled to vote at the Meeting or any adjournment thereof.

To the knowledge of the directors and executive officers of the Company, only the following persons beneficially own, or exercise control or direction, directly or indirectly, over Shares carrying 10% or more of the voting rights attached to all outstanding Shares:

Name and Municipality of Residence	Number of Shares	Percentage of Issued and Outstanding Shares
FCMI Parent Co. Toronto, Ontario	30,493,966	11.98%
OceanaGold Corporation Melbourne, Australia	39,483,552 (1)	15.52%

Notes:
(1)	Held by 1015776 B.C. Ltd., a wholly-owned subsidiary of OceanaGold Corporation.

PART 3 - THE BUSINESS OF THE MEETING

NUMBER OF DIRECTORS

The Board presently consists of eight (8) directors, with six (6) directors to be elected annually. At the Meeting, it is proposed to increase the number of directors elected to eight (8) directors to hold office until the next annual general meeting or until their successors are duly elected or appointed. This requires the approval of the Shareholders by an ordinary resolution, which approval will be sought at the Meeting.

Unless the Shareholder directs that his or her Shares be otherwise voted or withheld from voting in connection with the setting of the number of directors, the persons named in the enclosed Proxy will vote FOR the number of directors of the Company to be set at eight (8).

ELECTION OF DIRECTORS

Directors of the Company are elected for a term of one year. Management proposes to nominate the persons named below for election as directors of the Company. Each director elected will hold office until the next annual general meeting or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated in accordance with the Articles or he becomes disqualified to act as a director.

Unless the Shareholder directs that his or her Shares be otherwise voted or withheld from voting in connection with the election of directors, the persons named in the enclosed Proxy will vote FOR the election of the eight (8) nominees whose names are set forth below. Management does not contemplate that any of the following nominees will be unable to serve as a director but if that should occur for any reason prior to the Meeting, the persons named in the enclosed Proxy shall have the right to vote for another nominee in their discretion.

The following table and notes thereto contain biographical information furnished by each of the nominees:

Name, Province/State and Country of Residence and Position with the Company	Present Principal Occupation (1)	Director Since	Shares Owned (2)
Jonathan T. Awde British Columbia, Canada President, CEO and Director	President and Chief Executive Officer of the Company, July 2010 to present	July 13, 2010	3,194,500
D. Bruce McLeod (3) British Columbia, Canada Lead Director	President and Chief Executive Officer of Sabina Gold & Silver Corp. (TSX – SBB), a mining company, from February 2015 to present	September 29, 2016	137,500
Robert J. McLeod (4) (6) British Columbia, Canada Director	Exploration geologist, 2003 to present; President and Chief Executive Officer, IDM Mining Ltd. (TSX - RV), a mining company, 2013 to present	June 28, 2011 Previously a director from July 13, 2010 to March 17, 2011	65,000
Jamie D. Strauss (3) (6) London, United Kingdom Director	Director, Strauss Partners, London based boutique mining finance firm, 2009 to present	September 5, 2012	134,300
William E. Threlkeld (5) (7) Colorado, U.S.A. Director	Geologist, Senior Vice-President, Seabridge Gold Inc. (TSX – SEA and NYSE – SA), a mining company, 2001 to present	March 17, 2011	192,000
Zara Boldt (3) (4) British Columbia, Canada Director	Professional Accountant (CPA, CGA); CFO of Lucara Diamond Corp., a minin company, since April 2018; CFO and Corporate Secretary of Strongbow Exploration Inc., a Canadian mineral exploration company, since September 2015; CFO and Corporate Secretary of Kaminak Gold Corporation, a junior mining company, from January 2016 to July 2016; Vice-President of Finance and CFO of Stornoway Diamond Corporation, a Canadian diamond exploration and development company, from 2010 to 2015	September 12, 2017	12,000
Ron Clayton Nevada, U.S.A. Director	President and Chief Executive Officer of Tahoe Resources Inc., a mining company, August 2016 to present; Chief Operating Officer of Tahoe Resources Inc., a mining company, March 2010 to August 2016	January 29, 2018	30,000
Alex Morrison (4) (6) Colorado, U.S.A. Director	Professional Accountant (CPA, CA). Director of Detour Gold Corporation, a mining company, May 2010 to present; Director of Taseko Mines Limited, a mining company, April 2011 to present; Director of Pershing Gold Corporation, a mining company, November 2012 to February 2018. Director of Gold Resource Corporation, a mining company, March 2016 to present	September 12, 2017	10,000

Notes:
(1)	Includes occupations for the preceding five years unless the director was elected at the previous annual meeting and was shown as a nominee for election as a director in the information circular for that meeting.
(2)	The approximate number of Shares carrying the right to vote in all circumstances beneficially owned, or over which control or direction, directly or indirectly, is exercised by each proposed nominee as of the Record Date. This information is not within the knowledge of the management of the Company and has been furnished by the respective individuals, or has been extracted from the register of shareholdings maintained by Computershare or from insider reports filed by the individuals and available through the Internet at www.sedi.ca.
(3)	Member of Corporate Governance and Nominating Committee (the “Corporate Governance and Nominating Committee”). D. Bruce McLeod is Chair of the Corporate Governance and Nominating Committee.
(4)	Member of audit committee (the “Audit Committee”). Zara Boldt is Chair of the Audit Committee.
(5)	Member of health, safety and environment committee (the “Health, Safety and Environment Committee”). William E. Threlkeld is Chair of the Health, Safety and Environment Committee.
(6)	Member of compensation committee (the “Compensation Committee”). Alex Morrison is Chair of the Compensation Committee.
(7)	Member of technical committee (the “Technical Committee”). Mac R. Jackson, Jr., the Company’s Vice-President, Exploration, is Chair of the Technical Committee.

Pursuant to the provisions of the BCBCA the Company is required to have the Audit Committee whose members are indicated above. See also Part 6 “AUDIT COMMITTEE” below. The Company also has the Compensation Committee, the Corporate Governance and Nominating Committee, the Health and Safety Committee and the Technical Committee, the members of which are indicated above. See also Part 4 “EXECUTIVE COMPENSATION” and Part 7 “CORPORATE GOVERNANCE”.

Corporate Cease Trade Orders, Bankruptcy, Penalties or Sanctions

Corporate Cease Trade Orders or Bankruptcy

Other than as disclosed below, as of the date of this Information Circular, no proposed nominee for election as a director of the Company is, or has been, within ten years before the date of this Information Circular, a director, chief executive officer or chief financial of any company (including the Company) that, while that person was acting in that capacity:

(a)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)	was subject to an event that resulted, after the director or executive officer ceased to be director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period or more than 30 consecutive days; or

(c)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

In early 1998, Mercator Minerals Ltd. (“Mercator”), through its then management, filed a registration statement under the U.S. Exchange Act with the SEC which became effective in 1998 without further action by Mercator. Mercator’s subsequent management and directors (including D. Bruce McLeod) were not aware that the registration statement had become effective and accordingly, no further filings were made with the SEC. In June 2011, Mercator received notice from the SEC advising that its registration statement had become effective in 1998 and was delinquent in its SEC filings. As Mercator was unable to make the requisite filings for the period from 1998 to 2011, Mercator negotiated with the SEC and on November 8, 2011 an order was issued by the SEC under section 12(j) of the U.S. Exchange Act revoking Mercator’s registration. The 12(j) order restricted members of a national securities exchange, broker or dealer from effecting any transaction in or inducing the purchase or sale of Mercator’s shares in the United States. On November 8, 2011, Mercator filed a Form 40-F registration statement under the U.S. Exchange

Act with the SEC, which became effective on January 9, 2012, in order to remove the restrictions on market participants under the section 12(j) order so that trading in Mercator’s shares in the United States could resume.

D. Bruce McLeod was President and CEO and a director of Mercator when it filed a Notice of Intention to Make a Proposal under the Bankruptcy and Insolvency Act (Canada) (the “BIA”) on August 26, 2014. Mr. D. B. McLeod resigned as an officer and resigned from the board effective September 4, 2014. Pursuant to section 50.4(8) of the BIA, Mercator was deemed to have filed an assignment in bankruptcy on September 5, 2014 as a result of allowing the ten-day period within which Mercator was required to submit a cash flow forecast to the Official Receiver to lapse.

Jonathan T. Awde is a former director and officer of Northern Star Mining Corp. (“Northern Star”), a reporting issuer whose common shares were previously listed for trading on the TSX Venture Exchange. Mr. Awde resigned as a director and officer of Northern Star on July 13, 2010. Effective August 18, 2010, Northern Star filed a Notice of Intention to Make a Proposal (the “Proposal”) under the Bankruptcy and Insolvency Act (Canada) (the “Bankruptcy Act”) and appointed Deloitte & Touche Inc. as its trustee. On January 24, 2011, the deadline for filing its Proposal under the Bankruptcy Act expired and Northern Star was deemed to have filed an assignment in bankruptcy as of such date.

Penalties or Sanctions

Other than as disclosed below, as of the date of this Information Circular, no proposed nominee for election as a director of the Company is, or has been, subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely to be considered important to a reasonable investor making an investment decision.

On September 2, 2014, Jonathan T. Awde was fined a total of $46,000 by the Quebec court for 11 counts of failing to file insider reports within the prescribed time period required under applicable securities legislation in respect of certain trades in securities of Northern Star during the period from November 2008 to April 2010. The fine has been paid in full.

Personal Bankruptcy

As of the date of this Information Circular, no proposed nominee for election as a director of the Company has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Conflicts of Interest

The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interests which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the Board, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Except as disclosed in this Information Circular, to the Company’s knowledge, there are no known existing or potential conflicts of interest among the Company and its promoters, directors, officers or other members of management as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management now or may in the future serve as directors, officers, promoters and members of management of other public companies, some of which are or may be involved in mineral exploration and development, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of the Company and their duties as a director, officer, promoter or member of management of such other companies.

APPOINTMENT OF THE AUDITOR

Davidson & Company LLP, Chartered Professional Accountants, have served as the Company’s auditor since their initial appointment on July 13, 2010. See also Part 6 “AUDIT COMMITTEE”.

Unless the Shareholder directs that his or her Shares be otherwise voted or withheld from voting in connection with the appointment of the auditor, the persons named in the enclosed Proxy will vote FOR the approval of Davidson & Company LLP, Chartered Professional Accountants, to serve as auditor of the Company until the next annual meeting of the Shareholders and to authorize the directors of the Company to fix the remuneration to be paid to the auditor.

ADOPTION OF ADVANCE NOTICE PROVISIONS

The Company has in place an Advance Notice Policy which was initially adopted on December 10, 2012 and approved by Shareholders on May 3, 2013 (the “Advance Notice Policy”). The Company is proposing to amend the Articles to include provisions (the “Advance Notice Provisions”) requiring that advance notice to the Company be provided in circumstances where nominations of persons for election to the Board are made by Shareholders other than pursuant to: (i) a “proposal” made in accordance with Division 7 of the BCBCA or (ii) a requisition of the Shareholders made in accordance with section 167 of the BCBCA. The Advance Notice Provisions reflect the terms of the Advance Notice Policy updated in accordance with current standards for corporate good governance.

Among other things, the Advance Notice Provisions fix a deadline by which Shareholders must submit director nominations to the secretary of the Company prior to any annual or special meeting of Shareholders and sets forth the specific information that a Shareholder must include in the written notice to the secretary of the Company for an effective nomination to occur. No nominee will be eligible for election as a director of the Company unless nominated in accordance with the Advance Notice Provisions.

In the case of an annual meeting of Shareholders, notice to the Company must be provided not less than 30 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the closing of business on the 10th day following such public announcement.

In the case of a special meeting of Shareholders (which is not also an annual meeting), notice to the Company must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

At the Meeting, Shareholders will be asked to consider, and if deemed advisable, pass the following ordinary resolution (the “Advance Notice Resolution”):

“RESOLVED, as an ordinary resolution, THAT:

The articles of the Company be altered by adding the following as a new provision:

14.1.1	Nominations of Directors

(1)	Definitions

In this Article 14.1.1:

	(a)	“Annual Meeting” means any Annual Meeting of shareholders of the Company;

	(b)	“Nominating Shareholder” has the meaning ascribed to such term in Article 14.1.1(2)(h) below;

	(c)	“Notice Date” has the meaning ascribed to such term in Article 14.1.1(4)(a) below;

	(d)	“Public Announcement” means disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System of Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com; and

	(e)	“Special Meeting” means any Special Meeting of shareholders of the Company if one of the purposes for which such meeting is called is the election of directors.

(2)	In order to be eligible for election to the board at any Annual Meeting or Special Meeting of shareholders of the Company, persons must be nominated in accordance with one of the following procedures:

	(a)	by or at the direction of the board, including pursuant to a notice of meeting;

	(b)	by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with Division 7 of the Business Corporations Act, or a requisition of the shareholders made in accordance with section 167 of the Business Corporations Act; or

	(c)	by any person (a “Nominating Shareholder”):

(i) who, at the close of business on the date of giving by the Nominating Shareholder of the notice provided for below and at the close of business on the record date for notice of such meeting, is entered in the central securities register of the Company as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and

(ii) who complies with the notice procedures set forth in this Article 14.1.1.

(3)	In addition to any other requirements under applicable laws, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must give notice, which is both timely (in accordance with Article 14.1.1(4)) and in proper written form (in accordance with Article 14.1.1(5)), to the secretary of the Company at the principal executive offices of the Company.

(4)	A Nominating Shareholder’s notice to the secretary of the Company will be deemed to be timely if:

	(a)	in the case of an Annual Meeting, such notice is made not less than 30 days prior to the date of the Annual Meeting; provided, however, that in the event that the Annual Meeting is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first Public Announcement of the date of the Annual Meeting is made, notice by the Nominating Shareholder is made not later than the close of business on the tenth (10th) day following the Notice Date; and

	(b)	in the case of a Special Meeting (which is not also an Annual Meeting) called for the purpose of electing directors (whether or not called for other purposes), such notice is made not later than the close of business on the fifteenth (15th) day following the day on which the first Public Announcement of the date of the Special Meeting is made.

(5)	A Nominating Shareholder’s notice to the Secretary of the Company will be deemed to be in proper form if:

	(a)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director, such notice sets forth:

(i) the name, age, business address and residential address of the person;

(ii) the principal occupation or employment of the person;

(iii) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and

(iv) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act and applicable securities laws; and

(b) as to the Nominating Shareholder giving the notice, such notice sets forth full particulars regarding any proxy, contract, agreement, arrangement or understanding pursuant to which such Nominating Shareholder has a right to vote or direct the voting of any shares of the Company and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act and applicable securities laws.

The Company shall have the right to require any proposed nominee for election as a director to furnish such additional information as may reasonably be requested by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee.

(6)	No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this Article 14.1.1. Notwithstanding the foregoing, nothing contained in this Article 14.1.1 shall be deemed to restrict or preclude discussion by a shareholder (as distinct from the nomination of directors) at an Annual Meeting or Special Meeting of shareholders of any matter that is properly before such meeting pursuant to the provisions of the Business Corporations Act or the discretion of the Chairman. The Chairman of any Annual Meeting or Special Meeting shall have the power and duty to determine whether any nomination for election of a director has been made in accordance with the procedures set forth in this Article 14.1.1 and, if any proposed nomination is not in compliance with such procedures, to declare such nomination defective and that it be disregarded.

(7)	Notwithstanding any other provision of this Article 14.1.1, notice given to the Secretary of the Company pursuant to this Article 14.1.1 may only be given by personal delivery, facsimile transmission or by email (at such email address as may be stipulated from time to time by the Secretary of the Company for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery to the Secretary at the address of the principal executive offices of the Company, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.

(8)	Notwithstanding any other provision of this Article 14.1.1, the Company may, by directors’ resolution, waive any requirement in this Article 14.1.1.

The full text of the current Articles is available for review on SEDAR under the Company’s profile at www.sedar.com.

Unless the Shareholder directs that his or her Shares be otherwise voted or withheld from voting in connection with the approval of the Advance Notice Provisions, the persons named in the enclosed Proxy will vote FOR the approval of the Advance Notice Resolution.

AMENDMENTS TO THE ARTICLES

The Company has conducted a review of the Articles and wishes to update the Articles to reflect current standards for good corporate governance in the following areas: (i) quorum for Shareholders’ meetings; (ii) ability to appoint alternate directors; and (iii) authority to alter capital structure.

Quorum

The Articles state that quorum for the transaction of business at a meeting of Shareholders is one person present in person or by proxy (“Quorum”). A company’s quorum should encourage wide-ranging participation from all Shareholders, and quorum requirements that allow only one Shareholder to constitute quorum could allow a single significant controlling Shareholders to dominate meetings at the expense of minority Shareholders. The Company proposes to amend the Articles to increase Quorum to two individuals who are Shareholders, proxy holders representing Shareholders or duly authorized representatives of corporate Shareholders personally present and representing Shares aggregating not less than 25% of the issued Shares carrying the right to vote at that meeting.

Alternate Directors

The Articles allow for the appointment of alternate directors, who have been neither elected by Shareholders nor ratified by Shareholders following a Board appointment, which may raise concerns regarding whether such individuals would be bound to serve in the best interests of Shareholders. The Company proposes to amend the Articles to remove the ability to appoint alternate directors.

Authority to Alter Capital Structure

The Articles allow for the alteration of the capital structure of the Company by either directors’ resolution or Shareholders’ resolution, as determined by the Board. Although this is permitted under the Business Corporations Act (British Columbia), Shareholders would be better served if changes which could affect Shareholders’ interests, such as the alteration of the capital structure of the Company, required Shareholder approval. The Company proposes to amend the Articles to mandate that alterations of the capital structure of the Company will require Shareholder approval.

All proposed changes to the Articles, including the adoption of the Advance Notice Provisions noted above, are reflected in a blackline copy of the Articles, attached hereto as Schedule “A”.

At the Meeting, Shareholders will be asked to consider, and if deemed advisable, pass the following ordinary resolution (the “Amendment of Articles Resolution”):

“RESOLVED, as an ordinary resolution, THAT:

The articles of the Company be amended as follows:

A.	Article 11.3 (Quorum) is deleted in its entirety and replaced with the following:

‘11.3 Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two individuals who are shareholders, proxy holders representing shareholders or duly authorized representatives of corporate shareholders personally present and representing shares aggregating not less than 25% of the issued shares of the Company carrying the right to vote at that meeting’;

B.	Article 15 (Alternate Directors) is deleted in its entirety; and

C.	Article 9.1 (Alteration of Authorized Share Structure) is revised to read as follows:

	‘9.1	Alteration of Authorized Share Structure

Subject to Article 9.2 and the Business Corporations Act, the Company may:

	(1)	by ordinary resolution:

[…]’”

The full text of the current Articles is available for review on SEDAR under the Company’s profile at www.sedar.com.

Unless the Shareholder directs that his or her Shares be otherwise voted or withheld from voting in connection with the approval of the above amendments to the Articles, the persons named in the enclosed Proxy will vote FOR the approval of the Amendment of Articles Resolution.

PART 4 – EXECUTIVE COMPENSATION

As defined under applicable securities legislation, the Company had five “Named Executive Officers” during the financial year ended December 31, 2017 as set out below:

Jonathan T. Awde	-	President and Chief Executive Officer
Michael N. Waldkirch	-	Chief Financial Officer
Mac R. Jackson, Jr.	-	Vice-President, Exploration
Glenn Kumoi	-	Vice-President General Counsel and Corporate Secretary
Steve Koehler	-	Manager of Projects

Definitions: For the purpose of this Information Circular:

“CEO” means an individual who acted as chief executive officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

“CFO” means an individual who acted as chief financial officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

“closing market price” means the price at which the Company’s security was last sold, on the applicable date,

(a)	in the security’s principal marketplace in Canada, or

(b)	if the security is not listed or quoted on a marketplace in Canada, in the security’s principal marketplace;

“company” includes other types of business organizations such as partnerships, trusts and other unincorporated business entities;

“equity incentive plan” means an incentive plan, or portion of an incentive plan, under which awards are granted and that falls within the scope of IFRS 2 Share-based Payment;

“external management company” includes a subsidiary, affiliate or associate of the external management company;

“grant date” means a date determined for financial statement reporting purposes under IFRS 2 Share-based Payment;

“incentive plan” means any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period;

“incentive plan award” means compensation awarded, earned, paid, or payable under an incentive plan;

“NEO” or “Named Executive Officer” means each of the following individuals:

(a)	a CEO;

(b)	a CFO;

(c)	each of the three most highly compensated executive officers of the Company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of National Instrument 51-102, for that financial year; and

(d)	each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year;

“non-equity incentive plan” means an incentive plan or portion of an incentive plan that is not an equity incentive plan;

“option-based award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features;

“plan” includes any plan, contract, authorization, or arrangement, whether or not set out in any formal document, where cash, securities, similar instruments or any other property may be received, whether for one or more persons;

“replacement grant” means an option that a reasonable person would consider to be granted in relation to a prior or potential cancellation of an option;

“repricing” means, in relation to an option, adjusting or amending the exercise or base price of the option, but excludes any adjustment or amendment that equally affects all holders of the class of securities underlying the option and occurs through the operation of a formula or mechanism in, or applicable to, the option; and

“share-based award” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis is to provide information about the Company’s executive compensation philosophy, objectives, and processes and to discuss compensation decisions relating to the Company’s Named Executive Officers.

The Company’s policies on compensation for its Named Executive Officers are intended to provide appropriate compensation for executives that is internally equitable, externally competitive and reflects individual achievements in the context of the Company. The overriding principles in establishing executive compensation provide that compensation should:

(a)	reflect fair and competitive compensation commensurate with an individual’s experience and expertise in order to attract, motivate and retain highly qualified executives;

(b)	reflect recognition and encouragement of leadership, entrepreneurial spirit and team work;

(c)	reflect an alignment of the financial interests of the executives with the financial interest of the Shareholders;

(d)	include stock options, restricted share units (“RSUs”) and, in certain circumstances, bonuses to reward individual performance and contribution to the achievement of corporate performance and objectives;

(e)	reflect a contribution to enhancement of Shareholder value; and

(f)	provide incentive to the executives to continuously improve operations and execute on corporate strategy.

The Named Executive Officers’ compensation program is, therefore, designed to reward the Named Executive Officers for increasing Shareholder value, achieving corporate performance that meets pre-defined written objective criteria, improving operations and executing on corporate strategy. The same approach is taken by the Company with respect to the compensation of senior management personnel other than the Named Executive Officers.

Neither the Company’s directors nor its NEOs are permitted to purchase financial instruments (which, for greater certainty, include prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) that are designed to hedge or offset a decrease in market value of equity securities granted by the Company to such individuals as compensation or held, directly or indirectly, by the director or NEO.

Goals and Objectives

The Board has established the Compensation Committee which is currently comprised of Alex Morrison (Chair), Robert J. McLeod and Jamie D. Strauss.

The purpose of the Compensation Committee is to make recommendations to the Board regarding the following: (a) executive compensation (including philosophy and programs); (b) management development and succession; (c) compensation of the members of the Board; and (d) broadly applicable compensation and benefit programs; however, it is the Board as a whole who is responsible for determining the final compensation (including long-term incentive in the form of stock options and RSUs) to be granted to the Company’s executive officers and directors to ensure that such arrangements reflect the responsibilities and risks associated with each position. Additionally, the exercise of discretion by both the Compensation Committee and the Board in determining final compensation is key to producing a fair and reasonable result. Management directors are required to abstain from voting in respect of their own compensation thereby providing the independent members of the Board with considerable input as to executive compensation.

As a junior resource issuer, the Company’s executive compensation program focuses primarily on rewarding the efforts of its executives in increasing Shareholder value and meeting the goals and objectives established by the Board for the Company as a whole and each executive on an individual basis. The Compensation Committee is responsible for reviewing executive compensation with respect to the achievement of these goals on an annual basis and making recommendations to the Board with input from the Company’s CEO. In doing so, the Compensation Committee recognizes the importance of ensuring that overall compensation for Named Executive Officers is not only internally equitable, but also competitive within the market segment for junior natural resource issuers. Specifically, the Compensation Committee’s review and evaluation includes measurement of, among others, the following areas: (a) the achievement of corporate objectives, such as financings, exploration programs, discoveries and other successes, acquisitions, joint ventures, further land consolidations and other business development, in particular having regard to budgetary constraints and other challenges facing the Company; (b) the Company’s financial condition; and (c) the Company’s share price, market capitalization and Shareholder returns. The Compensation Committee also takes into consideration the value of similar incentive awards to executive officers at comparable companies (see “Executive Compensation Report” below) and the awards given to executive officers in past years.

The goal of the Compensation Committee is to meet at least twice a year to assess, evaluate, monitor and make recommendations to the Board regarding appropriate executive compensation policies as well as succession planning and will meet more frequently if required.

As set out below, decisions relating to option grants and RSU grants are made by the Board based on input from the Compensation Committee and CEO, as applicable, and having regard to the intended purpose of such grants as long-term incentives.

The Board considers the implications of potential risks associated with the Company’s compensation policies and practices, and has adopted practices to identify and mitigate these risks, including:

(a)	capping STIP (as defined below) payouts while not providing a minimum STIP payout;

(b)	providing a mix of compensation between salary and scorecard-related STIP and LTIP (as defined below) incentives, with a high percentage of salary “at risk” for STIP and LTIP payouts;

(c)	consideration of strategic objectives in deciding future compensation; and

(d)	retaining discretion of the Compensation Committee to alter both the means of compensation, between cash and equity incentives, as well as the quantum of compensation, based on the Company’s financial status.

Executive Compensation Program

The Board’s compensation philosophy is aimed at attracting and retaining quality and experienced people that are critical to the success of the Company.

Executive compensation is comprised of three principal elements: base fee or salary, short-term incentive compensation (discretionary cash bonuses) (“STIP”) and long-term incentive compensation (stock options or RSUs) (“LTIP”).

Base fee or salary is intended to be competitive with, but not at the high end of the range of, similar issuers in the junior natural resource market. After base fee or salary, stock options and RSUs are considered to be long-term incentives and the most important form of long-term compensation, as they provide incentive to build Shareholder value. The number of stock options and/or RSUs granted is proportional to the recipient’s position in the Company and tied to meeting stretched targets in a pre-agreed scorecard. Bonuses are the least important of the three components and are determined at year-end. It is anticipated that, if granted, they will be equal to a percentage of base fee or salary and relate to the scorecard.

Each element has a different function, as described in greater detail below, but all elements work together to reward the Named Executive Officers appropriately for personal and corporate performance.

Base Fee or Salary

Base fees or salaries are considered an essential element in attracting and retaining the Company’s senior executives (including the Named Executive Officers) and rewarding them for corporate and individual performance. Base fees or salaries are established by taking into account level of skills, expertise and capabilities demonstrated by the senior executives, individual performance and experience, level of responsibility and competitive pay practices by comparable junior natural resource issuers. See “Executive Compensation Report” below.

Base fees or salaries are reviewed annually by the Board and are adjusted, if appropriate, to reflect performance and market changes taking into account the recommendations of the Compensation Committee.

In addition to base fee or salary, the Named Executive Officers are reimbursed by the Company for reasonable out-of-pocket expenses incurred in connection with their employment with the Company.

Salary Reviews

In 2017, the Board authorized increases to the base salaries paid to certain Named Executive Officers, with the Company’s VP General Counsel and Corporate Secretary receiving a substantial increase, and the Manager of

Projects receiving a minor increase, as set out in the “Summary Compensation Table” below. The base salaries paid to the other Named Executive Officers in 2017 did not change from the previous 2016 levels.

Short-Term Incentives (“STIP”)

The STIP for senior executives (including the Named Executive Officers) is provided through a target cash bonus consisting of a percentage of the base salary based on actual performance and measured using a written annual scorecard. First implemented in 2016, the scorecard is made up of meeting pre-determined “stretched” objectives relating to key strategic goals aligned to Shareholder value, personal metrics as well as health, safety and environmental (“HS&E”) requirements. In the event of HS&E not meeting required standards, the Compensation Committee will consider appropriate reductions, which may impact as much as 100% of the STIP. The percentage of the base salary that is paid as bonus ranges from 0% to 200%, where 100% represents all targets being met, and 200% represents all targets being significantly exceeded. Given the current stage of development of the Company, stretched targets, if relevant, will also be considered in the overall assessment of amount of STIP to be paid to the senior executives.

Long-Term Incentives (“LTIP”)

The LTIP for senior executives (including the Named Executive Officers) is provided through stock option grants under the Company’s Stock Option Plan (the “Option Plan”) and RSU grants under the Company’s restricted share unit award plan (the “RSU Plan”).

Each Named Executive Officer is eligible for option grants and RSU grants as determined by the Board, based on the recommendation of the Compensation Committee following the scoring of the compensation scorecard. Named Executive Officers, subject to their position within the Company, are eligible for a percentage of their base salary for LTIP allocation. This figure is then adjusted depending on the scorecard score between 0 – 200% (with 100% being target and up to 200% for targets being significantly exceeded). Following any discretionary adjustments by the Compensation Committee, half of the awarded LTIP value is provided in stock options using a Black-Scholes option value to determine the number of options issued and the remaining half of the awarded LTIP value is awarded in RSUs using the 5-day trading volume weighted average of Shares on the Toronto Stock Exchange (the “TSX”) to determine to the number of RSUs issued.

Participation in the Option Plan and the RSU Plan is considered to be a critical component of compensation that provides incentive to the Named Executive Officers to create long-term growth and Shareholder value, as the value of the stock options and the RSUs are directly dependent on the market valuation of the Company. As such, stock options and RSUs reward overall corporate performance, as measured through the price of the Shares, and enables executives to acquire and maintain a significant ownership position in the Company.

Option Plan

The Option Plan, which was initially adopted on June 28, 2011, as subsequently amended on June 13, 2012, June 9, 2015 and September 12, 2017, provides for the grant of options to directors, senior officers, Employees, Management Company Employees, Consultants and Consultant Companies of the Company and its Affiliates (as those terms are defined in the Option Plan).

The Option Plan permits the granting of options to purchase up to a maximum of 10% of the issued and outstanding Shares on a non-diluted basis. The maximum number of Shares issuable to insiders, when combined with all of the Company’s other security based compensation arrangements (including the RSU Plan), shall not exceed 10% of the issued and outstanding Shares, at any time or in any 12 month period. The options granted under the Option Plan may be exercisable for the period determined by the Board at the time of grant, subject to the terms of the Option Plan and the policies of the TSX.

Stock options are normally granted by the Board when an executive officer or director first joins the Company based on his or her level of responsibility within the Company. The Board also evaluates the number of options an executive officer has been granted, the exercise price of the options and the term remaining on those options when considering further grants. Options are usually priced at the closing trading price of the Shares on the business day immediately preceding the date of grant and the current policy of the Board is that options expire five years from the date of grant. The exercise price of options shall not be less than the Market Price (as defined in the Option Plan) of the Shares less applicable discounts permitted by the TSX. The options shall be subject to such vesting requirements, if any, as may be determined by the Board from time to time.

All options are non-assignable and non-transferable. An option can only be exercised by the optionee and only so long as the optionee is a director, officer, employee or consultant of the Company, any of its subsidiaries or a management company employee or within a reasonable period of time, not to exceed one year, after the optionee ceases to be in at least one of such positions to the extent that the optionee was entitled to exercise the option at the date of such cessation. In the event of death of an optionee, the option previously granted to him or her shall be exercisable as to all or any of the Shares in respect of which such option has not previously been exercised at the date of the optionee’s death (including in respect of the right to purchase Shares not otherwise vested at such time), by the legal representatives of the optionee at any time up to and including (but not after) a date one year following the date of death of the optionee or the expiry time of the option, whichever occurs first.

In accordance with the requirements of section 613 of the TSX Company Manual, the following table sets out the burn rate of the stock options granted under the Option Plan as of the end of the financial year ended December 31, 2017 and for the two preceding financial years. The burn rate is calculated by dividing the number of options granted under the Option Plan during the relevant fiscal year by the weighted average number of securities outstanding for the applicable financial year.

Name	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
Number of stock options granted under the Option Plan	3,465,140	672,500	4,325,000
Weighted average of the outstanding securities for that fiscal year	228,376,609	205,007,118	156,529,180
Annual Burn Rate (%)	1.52%	0.33%	2.76%

The Board may amend the Option Plan at any time; provided, however that no such amendment may, without the consent of an optionee, adversely alter or impair any option previously granted to such optionee. Any amendment to be made to the Option Plan or an option is subject to the prior approval of the TSX and the Shareholders, if required by the rules of the TSX. The Board has the power and authority to approve amendments relating to the Option Plan or a specific option without further approval of the Shareholders of the Company, to the extent that such amendments are, among other things: (i) amendments of a “housekeeping” nature, including those required to clarify any ambiguity or rectify any inconsistency in the Option Plan; (ii) amendments necessary to comply with any changes required by applicable regulatory authorities having jurisdiction over securities of the Company from time to time including, but not limited to, the TSX or other mandatory provisions of applicable law; (iii) amendments which are advisable to accommodate changes in tax laws; (iv) extension of accelerated expiry dates to, but not beyond, the expiry date originally set at the time of the option grant; (v) amendments to the vesting provisions of any option granted under the Option Plan; and (vi) amendments to the terms of options in order to maintain option value in connection with an adjustment in the Shares.

None of the following amendments to the Option Plan may be made unless Shareholder approval is obtained: (i) to increase the maximum number of Shares issuable under the Option Plan; (ii) to reduce the Exercise Price (as defined in the Option Plan) of an option held by an insider of the Company; (iii) to extend the term of any options held by insiders of the Company, other than an extension during a Black Out Period (as defined in the Option Plan); (iv) to remove or to exceed the Insider Participation Limit (as defined in the Option Plan); (vi) to permit the grant of an option with an Option Period (as defined in the Option Plan) of more than 5 years from the grant date; (vii) to amend the non-assignability provision contained in the Option Plan, except as otherwise permitted by the TSX or for estate planning or estate settlement purposes; (viii) to expand the class of optionees to whom options may be granted under the Option Plan; and (ix) to amend the amendment provisions in the Option Plan.

Amendments to the Option Plan for the following require disinterested Shareholder approval, amendments that: (i) could result in a reduction in the exercise price of an option if the optionee is an insider of the Company at the time of the proposed amendment; (ii) an extension of the Option Period of an option if the optionee is an insider of the

Company at the time of the proposed amendment; or (iii) any action to remove or to exceed the Insider Participation Limit.

As of the Record Date, there are currently 9,543,896 options outstanding, representing 3.75% of the issued and outstanding Shares, leaving a maximum of 15,336,671 options, representing 6.03% of the issued and outstanding Shares available for grant pursuant to the Option Plan combined with all other security based compensation arrangements.

RSU Plan

The RSU Plan, which was initially adopted on September 12, 2017, provides directors, officers and employees of the Company or its affiliates (“Award Participants”) with grants of RSUs, which represent a right to receive from the Company, at a future date, newly-issued Shares. All grants of RSUs are subject to the terms and conditions of an agreement entered into between the Company and the Award Participant (as the case may be) at the time the RSU is granted.

The RSU Plan permits the granting of up to a maximum of 5,000,000 RSUs, representing 1.96% of the outstanding Shares. In addition, the aggregate number of Shares that may be issuable pursuant to the RSU Plan combined with all of the Company’s other security based compensation arrangements, including the Option Plan, shall not exceed 10% of the outstanding Shares. The number of Shares that may be issued under any RSU will be determined by the Compensation Committee, provided that the number of Shares reserved for issuance to any one Award Participant pursuant to the RSU Plan combined with all of the Company’s other security compensation based arrangements, including the Option Plan, within any one year period shall not, in aggregate, exceed 5% of the total number of outstanding Shares and the number of Shares (i) issued, at any time, to Award Participants that are insiders of the Company and (ii) issued to Award Participants that are insiders of the Company within any one year period pursuant to the RSU Plan, or when combined with all of the Company’s other security based compensation arrangements that provide for the issuance from treasury or potential issuance from treasury of Shares shall not, in aggregate, exceed 10% of the total number of outstanding Shares. Rights or interests of an Award Participant under the RSU Plan may not be assigned except pursuant to a will or by the laws of succession and distribution.

RSUs granted pursuant to the RSU Plan shall typically have a vesting term of three years, subject to the discretion of the Compensation Committee to determine a different vesting schedule for any RSU. Except as otherwise determined by the Compensation Committee, upon the termination of an Award Participant’s employment (as determined under criteria established by the Compensation Committee), including by way of death, retirement, disability, termination without cause and termination for cause during the term of a RSU, all unvested RSUs held by the Award Participant shall be forfeited and cancelled; provided, however, that the Compensation Committee may, if it determines that a waiver would be in the best interest of the Company, waive in whole or in part any or all remaining restrictions or conditions with respect to any such RSU.

Any unvested RSU issued to an Award Participant at the time of a Merger and Acquisition Transaction (as defined in the RSU Plan) shall immediately vest if either (i) the Award Participant is either terminated without cause or resigns with good reason (as such term has been defined under common law, including any reason that would be considered to amount to constructive dismissal by a court of competent jurisdiction) from their position with the Company within the period ending 12 months from the date of the completion of the Merger and Acquisition Transaction, or (ii) the Compensation Committee, acting reasonably, determines that an adjustment to the number and type of Shares (or other securities or other property) issuable pursuant to a RSU resulting from a Merger and Acquisition Transaction is impractical or impossible. In such an event, the Compensation Committee shall, acting reasonably, determine the extent to which the Award Participant met the RSU vesting conditions.

The RSU Plan provides that the Company may make any amendment to any RSU or the RSU Plan with the approval of Shareholders, including any amendment that would:

(a)	increase the number of Shares, or rolling maximum, reserved for issuance under the RSU Plan;

(b)	extend the term of an RSU beyond its original expiry time; or

(c)	result in any modification to the amendment provisions of the RSU Plan.

The RSU Plan also permits the Company to make any amendment other than those listed above without prior approval of Shareholders, including:

(a)	amendments of a clerical nature, including but not limited to the correction of grammatical or typographical errors or clarification of terms;

(b)	amendments to reflect any requirements of any regulatory authorities to which the Company is subject;

(c)	amendments to any vesting provisions of an RSU; and

(d)	amendments to the expiration date of an RSU that does not extend the term of an RSU past the original date of expiration for such RSU.

Upon expiry of the applicable vesting period or at such later date as may be otherwise specified in an award agreement, the Shares issuable pursuant to the RSUs will be registered in the name of the Award Participant, or as the Award Participant may direct, subject to applicable securities laws and upon such issuance of Shares the RSUs will be cancelled.

In accordance with the requirements of section 613 of the TSX Company Manual, the following table sets out the burn rate of the RSUs granted under the RSU Plan as of the end of the financial year ended December 31, 2017 and for the two preceding financial years. The burn rate is calculated by dividing the number of RSUs granted under the RSU Plan during the relevant fiscal year by the weighted average number of securities outstanding for the applicable financial year.

Name	Year ended December 31, 2017 (1)	Year ended December 31, 2016	Year ended December 31, 2015
Number of RSUs granted under the LTIP	Nil	Nil	Nil
Weighted average of the outstanding securities for that fiscal year	Nil	Nil	Nil
Annual Burn Rate (%)	Nil	Nil	Nil

Notes:
(1)	The RSU Plan was adopted on September 12, 2017. No RSUs were issued during the financial year ended December 31, 2017.

As of the Record Date, there are currently 567,110 RSUs outstanding, representing 0.22% of the issued and outstanding Shares, leaving 4,432,890 RSUs available for grant (which combined with the number of options outstanding, may not exceed 10% of the issued and outstanding Shares), pursuant to the RSU Plan.

Discretion of the Compensation Committee

For the 2017 fiscal year, after completing its assessment of the performance each of the Named Executive Officers against the relevant goals and objectives on the annual scorecard, the Compensation Committee asks itself five questions that are used to determine whether or not further discretion should be exercised prior to finalizing the compensation of each of the Named Executive Officers. These questions are as follows:

1.	Is the compensation appropriate in the circumstances?
2.	Does it feel “right”?
3.	Is it affordable?
4.	How does it affect dilution?
5.	Have there been any sector changes that require consideration for remuneration?

2017 Bonus Awards

Details of the Named Executive Officers’ target STIP payouts are as follows:

Name	STIP based on meeting target	2017 STIP payout
Jonathan T. Awde	60% target; 90% for superior performance	$250,800
Michael N. Waldkirch	40% target; 60% for superior performance	$67,803
Mac R. Jackson, Jr.	40% target; 60% for superior performance	$106,267
Steve Koehler	40% target; 60% for superior performance	$99,783
Glenn Kumoi	40% target; 60% for superior performance	$54,102

The amounts of STIP granted to each of the Named Executive Officers were based on their performance using the compensation scorecard for 2017, as modified for each Named Executive Officer other than the CEO by their level of achievement in attaining their personal objectives, and factoring in the discretion of the Compensation Committee and the Board.

Details of the Named Executive Officer’s target LTIP payouts are as follows:

Name	LTIP based on meeting target (1)	2017 LTIP awarded (1)
Jonathan T. Awde	$500,000	$500,000
Michael N. Waldkirch	$162,500	$162,900
Mac R. Jackson, Jr.	$250,000	$250,000
Steve Koehler	$250,000	$269,500
Glenn Kumoi	$250,000	$250,750

Notes:
(1)	Based on a Black-Scholes option value of C$1.05035 and the fair value of the RSUs granted. See Note 1 of the “Summary Compensation Table” for further information regarding the valuation of options and RSUs.

The amounts of LTIP granted to each of the Named Executive Officers was based on their performance using the scorecard for 2017 as modified for each Named Executive Officer other than the CEO by their level of achievement in attaining their personal objectives and factoring in the discretion of the Compensation Committee and the Board. In determining the quantum of stock options and RSUs to be granted to each Named Executive Officer, the Compensation Committee assessed the scoring of each Named Executive Officer for the 2017 fiscal year and established a value to be paid on meeting or exceeding targets. This quantum approach was then recommended by the Compensation Committee for Board approval, which the Board approved.

See Part 4 “EXECUTIVE COMPENSATION – Long Term Incentive Plan (“LTIP”)” for details of the material terms of the Option Plan and the RSU Plan.

Executive Compensation Report

In 2016 and 2017, management engaged Roger Gurr & Associates (“Gurr”) to provide a review of executive and board compensation to assist the Company in developing an appropriate compensation strategy (including a comparator group of mining companies) to attract, retain and motivate staff to achieve the Company’s development plans. In its report to the Compensation Committee, Gurr recommended that the Company’s overall approach to executive compensation include a comparator group of mining development companies of similar size and complexity as the Company, utilizing the following criteria:

  head office in North America;

  stand-alone company that employs full-time executives in leadership positions;

  common shares listed on U.S. and/or Canadian stock exchange;

  advanced stage exploration/development companies;

  assets in low/medium risk jurisdictions, preferably in the Americas; and

  market capitalization in the range of $250 million - $1 billion.

Gurr developed a comparator group of mining companies and determined that the Company’s base salary midpoints should be based on the midpoint of the comparator group, the target annual bonus opportunity should be based upon that of the typical market to incentivize the progress of the Company’s development project, and actual bonus awards should be based on performance. Gurr also found that LTIP should be provided in the form of stock options (and possibly share based units). The level and form of these incentives should be reviewed each year and determined to align the interests of executives with Shareholders. These incentives should be performance based to reward executive performance and improve Shareholder value. Total rewards should be between the median and top quartile of the executive compensation paid by the comparator group companies, depending on the development of the Company and the increase in total Shareholder return.

The following table lists the fees paid to Gurr in the two most recently completed financial years:

	2017	2016
Executive Compensation-Related Fees	$22,500	$20,000
All Other Fees	Nil	Nil

Peer Group

The Compensation Committee, in consultation with management, have drawn up a peer group of the following companies, which was recommended to the Board and approved, for the 2017 fiscal year:

  Bear Creek Mining Corp.;

  Belo Sun Mining Corp.;

  Continental Gold Ltd.;

  Dalradian Resources Inc.;

  Lundin Gold Inc.;

  NGEx Resources Inc.;

  Osisko Mining Inc.;

  Premier Gold Mines Ltd.;

  Roxgold Inc.;

  Sabina Gold & Silver Corp.;

  Seabridge Gold Inc.; and

  Victoria Gold Corp.

Performance Graph

The chart below shows the percentage change in the Company’s cumulative Shareholder return commencing December 31, 2012 and ending December 31, 2017, based upon a $100 investment made on December 31, 2012 in Shares, against the cumulative total Shareholder return of the S&P/TSX Composite Index over the same period.

	December 31, 2012 (1)	December 31, 2013 (1)	December 31, 2014 (1)	December 31, 2015 (1)	December 30, 2016 (1)	December 29, 2017 (1)	Average Annual Return
$100 Investment in Base Period	$100.00	$48.51	$37.31	$70.90	$214.18	$164.18	33.02%

Notes:
(1)	The Company’s last business day of the year.

As described above, the Compensation Committee considers various factors in determining the compensation of the Named Executive Officers and share performance is one performance measure that is reviewed and taken into consideration with respect to executive compensation.

The Company’s compensation policies provide a significant portion of each senior executive’s compensation package in the form of stock option compensation. The options are intended to be competitive and forward-looking. See “Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards” below for details of current stock options granted by the Company to the Named Executive Officers.

However, the Company operates in a commodity business and the share price can be directly impacted by the market prices of gold and other precious metals, which fluctuate widely and are affected by numerous factors that are difficult to predict and are beyond the Company’s control. The Company’s share price is also affected by other factors beyond the Company’s control, including general and industry-specific economic and market conditions. The Compensation Committee evaluates financial performance by reference to the Company’s operating performance in addition to short-term changes in share price based on its view that the Company’s long-term operating performance will be reflected by stock price performance over the long-term, which is especially important when the current stock price may be temporarily depressed by short-term factors, such as recessionary economies and operating markets or depressed commodity prices or temporarily increased due to market conditions or events. The movement in share price of the Company is not considered wholly representative of actions taken with respect to executive compensation.

Summary Compensation Table

The following table sets out certain information respecting the compensation paid to the CEO and CFO and the three most highly compensated executive officers, other than the CEO and CFO, whose total compensation was more than $150,000 for the most recently completed financial year. These individuals are referred to collectively as the “Named Executive Officers” or “NEOs”.

Name and principal position	Year	Salary	Share Based Awards (1)	Option Based Awards (2)	Non-equity incentive plan compensation		Pension Value	All other Compensation (3)	Total Compensation
					Annual Incentive Plans	Long- Term Incentive Plans
Jonathan T. Awde President and CEO (4)	2017	$440,000 (5)	$250,000	$250,000 (7)	$250,800 (8)	Nil	Nil	Nil	$1,190,800
	2016	$312,500 (5) (6)	Nil	$715,219 (7)	$653,400 (8)	Nil	Nil	Nil	$1,681,119
	2015	$224,167 (5)	Nil	$310,781 (7)	$98,000 (8)	Nil	Nil	Nil	$632,948
Michael N. Waldkirch CFO	2017	$169,000 (9)	$81,493	$81,493(10)	$67,803 (11)	Nil	Nil	$187,000 (12)	$586,789
	2016	$164,500 (9)	Nil	$167,600 (10)	$137,803 (11)	Nil	Nil	Nil	$469,903
	2015	$163,000 (9)	Nil	$88,795 (10)	$24,450 (11)	Nil	Nil	Nil	$276,245
Mac R. Jackson, Jr. VP, Exploration	2017	$275,303 (13)	$125,000	$125,000(14)	$106,267 (15)	Nil	Nil	Nil	$631,570
	2016	$280,857 (13)	Nil	$305,901 (14)	$333,210 (15)	Nil	Nil	Nil	$919,968
	2015	$234,099 (13)	Nil	$88,795 (14)	$76,416 (15)	Nil	Nil	Nil	$399,310
Steven Koehler Manager of Projects	2017	$231,411	$134,750	$134,750 (16)	$99,783 (17)	Nil	Nil	Nil	$600,694
	2016	$244,029	Nil	$186,130 (16)	$236,548(17)	Nil	Nil	Nil	$666,707
	2015	$211,755	Nil	$44,397 (16)	$34,180 (17)	Nil	Nil	Nil	$290,332
Glenn Kumoi VP General Counsel and Corporate Secretary (18)	2017	$118,185	$125,375	$545,704 (19)	$54,102 (20)	Nil	Nil	$30,000 (21)	$873,366
	2016	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2015	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:
(1)	Refer to RSUs granted under the RSU Plan based on the fair value of such RSUs granted during the fiscal year ended December 31, 2018 as compensation for the fiscal year ended December 31, 2017. The fair value of RSUs granted annually is obtained by multiplying the number of RSUs granted by the five (5) day trading volume weighted average price of the Shares prior to the date of the grant of the RSUs.
(2)	Refer to options granted under the Option Plan based on the fair value of such stock options granted during the fiscal years ended December 31, 2018, December 31, 2017, and December 31, 2015. See “Incentive Plan Awards” below. The fair value of the options granted annually is obtained by multiplying the number of options granted by their value established according to the Black-Scholes option pricing model assuming the following: 2018 – life expectancy of 4 years, a risk free rate of 1.97%, a forfeiture rate of 0% and volatility of 65%; 2017 – life expectancy of 4.9 years, a risk free rate of 1.53%, a forfeiture rate of 0% and volatility of 70%; and 2015 – life expectancy of 5 years, a risk free rate of

0.92%, a forfeiture rate of 0% and volatility of 77%. No options were granted to NEOs during the fiscal year ended December 31, 2016. Stock options were granted during the fiscal years ended December 31, 2018 and December 31, 2017 as compensation for the fiscal years ended December 31, 2017 and December 31, 2016, respectively.
(3)	The value of perquisites received by each of the Named Executive Officers, including property or other personal benefits provided to the Named Executive Officers that are not generally available to all employees, were not in the aggregate greater than $50,000 or 10% of the Named Executive Officer’s total compensation for the financial year.
(4)	Mr. Awde receives no additional compensation for his services as a director.
(5)	This amount was paid to a private company controlled by Mr. Awde.
(6)	Effective October 1, 2016, the management fee paid to the private company controlled by Mr. Awde increased from $22,500 per month ($270,000 per annum) to $36,666 per month ($440,000 per annum).
(7)	On March 5, 2018, Mr. Awde was granted options to purchase a total of 238,016 Shares for a period of five (5) years at an exercise price of $2.11 per Share, based on his performance during the year ended December 31, 2017. On August 1, 2017, Mr. Awde was granted options to purchase a total of 575,120 Shares for a period of five (5) years at an exercise price of $2.12 per Share, based on his performance during the year ended December 31, 2016. During the year ended December 31, 2015, Mr. Awde was granted options to purchase a total of 700,000 Shares for a period of five (5) years at an exercise price of $0.73 per Share.
(8)	During the year ended December 31, 2017, a discretionary bonus of $250,800 (2016 - $653,400; 2015 - $98,000) was paid to a private company controlled by Mr. Awde.
(9)	This amount was paid to a private company controlled by Mr. Waldkirch for financial management fees.
(10)	On March 5, 2018, Mr. Waldkirch was granted options to purchase a total of 77,586 Shares for a period of five (5) years at an exercise price of $2.11 per Share, based on his performance during the year ended December 31, 2017. On August 1, 2017, Mr. Waldkirch was granted options to purchase a total of 134,770 Shares for a period of five (5) years at an exercise price of $2.12 per Share, based on his performance during the year ended December 31, 2016. During the year ended December 31, 2015, Mr. Waldkirch was granted options to purchase a total of 200,000 Shares for a period of five (5) years at an exercise price of $0.73 per Share.
(11)	During the year ended December 31, 2017, a discretionary bonus of $67,803 (2016 - $137,803; 2015 - $24,450) was paid to a private company controlled by Mr. Waldkirch.
(12)	During the year ended December 31, 2017, the Company compensated a private company controlled by Mr. Waldkirch for accounting and administrative fees.
(13)	This amount was paid to Mr. Jackson in his capacity as Senior Geologist of the Company.
(14)	On March 5, 2018, Mr. Jackson was granted options to purchase a total of 119,008 Shares for a period of five (5) years at an exercise price of $2.11 per Share, based on his performance during the year ended December 31, 2017. On August 1, 2017, Mr. Jackson was granted options to purchase a total of 245,980 Shares for a period of five (5) years at an exercise price of $2.12 per Share, based on his performance during the year ended December 31, 2016. During the year ended December 31, 2015, Mr. Jackson was granted options to purchase a total of 200,000 Shares for a period of five (5) years at an exercise price of $0.73 per Share.
(15)	During the year ended December 31, 2017, a discretionary bonus of $106,276 (2016 - $333,210; 2015 - $76,916) was paid to Mr. Jackson.
(16)	On March 5, 2018, Mr. Koehler was granted options to purchase a total of 128,290 Shares for a period of five (5) years at an exercise price of $2.11 per Share, based on his performance during the year ended December 31, 2017. On August 1, 2017, Mr. Koehler was granted options to purchase a total of 149,670 Shares for a period of five (5) years at an exercise price of $2.12 per Share, based on his performance during the year ended December 31, 2016. During the year ended December 31, 2015, Mr. Koehler was granted options to purchase a total of 100,000 Shares for a period of five (5) years at an exercise price of $0.73 per Share.
(17)	During the year ended December 31, 2017, a discretionary bonus of $99,783 (2016 - $236,548; 2015 - $34,180) was paid to Mr. Koehler.
(18)	Glenn Kumoi was appointed as an officer on June 1, 2017.
(19)	On March 5, 2018, Mr. Kumoi was granted options to purchase a total of 119,365 Shares for a period of five (5) years at an exercise price of $2.11 per Share, based on his performance during the year ended December 31, 2017. On June 1, 2017, Mr. Kumoi was granted options to purchase a total of 325,000 Shares for a period of five (5) years at an exercise price of $2.24 per Share.
(20)	During the year ended December 31, 2017, a discretionary bonus of $54,102 was paid to Mr. Kumoi.
(21)	During the year ended December 31, 2017, a one-time signing bonus of $30,000 was paid to Mr. Kumoi.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth particulars of all option-based and share-based awards outstanding for each Named Executive Officer at December 31, 2017:

	Option-based Awards				Share-based Awards (2)
Name	Number of Securities underlying unexercise d options (#)	Option exercise price ($)	Option Expiration Date	Value of unexercised in-the-money- options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Jonathan T. Awde President and CEO	575,120	$2.12	Aug. 1, 2022	$46,010	Nil	Nil	Nil
	700,000	$0.73	Nov. 27, 2020	$1,029,000
	300,000	$0.79	Mar. 17, 2018	$423,000
	222,000	$0.76	May 23, 2018	$319,680
	200,000	$0.77	Sep. 12, 2019	$286,000
Michael N. Waldkirch CFO	134,770	$2.12	Aug. 1, 2022	$10,782	Nil	Nil	Nil
	200,000	$0.73	Nov. 27, 2020	$294,000
	102,000	$0.79	Mar. 17, 2018	$143,820
	102,000	$0.76	May 23, 2018	$146,880
	50,000	$0.77	Sep. 12, 2019	$71,500
Mac R. Jackson, Jr. VP, Exploration	245,980	$2.12	Aug. 1, 2022	$19,678	Nil	Nil	Nil
	200,000	$0.73	Nov. 27, 2020	$294,000
	150,000	$0.79	Mar. 17, 2018	$211,500
	150,000	$0.76	May 23, 2018	$216,000
	75,000	$0.77	Sep. 12, 2019	$107,250
Steven Koehler Manager of Projects	149,670	$2.12	Aug. 1, 2022	$11,974	Nil	Nil	Nil
	100,000	$0.73	Nov. 27, 2020	$147,000
	150,000	$0.79	Mar. 17, 2018	$211,500
	150,000	$0.76	May 23, 2018	$216,000
	75,000	$0.77	Sep. 12, 2019	$107,250
Glenn Kumoi VP General Counsel and Corporate Secretary	325,000	$2.24	Jun. 1, 2022	Nil	Nil	Nil	Nil
TOTAL	4,356,540			$4,312,824

Notes:
(1)	Based on the difference between the closing price of the Shares on the TSX on December 29, 2017 of $2.20 and the stock option exercise price, multiplied by the number of Shares under option.
(2)	The Company did not grant any share-based awards during the year ended December 31, 2017.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth particulars of the value of option-based awards and share-based awards which vested during the year ended December 31, 2017, and the value of non-equity incentive plan compensation earned during the year ended December 31, 2017 for each Named Executive Officer:

Name	Option-based awards – Value vested during the year (1)	Share-based awards – Value vested during the year (2)	Non-equity incentive plan compensation pay-out during the year (3)
Jonathan T. Awde President and CEO	$535,803	Nil	$250,800
Michael N. Waldkirch CFO	$125,557	Nil	$67,803
Mac R. Jackson, Jr. VP, Exploration	$229,166	Nil	$106,267
Steven Koehler Manager of Projects	$139,438	Nil	$99,783
Glenn Kumoi VP General Counsel and Corporate Secretary	$420,329	Nil	$54,102

Notes:
(1)	This amount is the aggregate dollar value that would have been realized if the options under option based awards had been exercised on the vesting date. It is determined by the difference between the exercise price of the option and the market price on the date of vesting. If the option was not-in-the-money then a NIL value was assigned.
(2)	The Company did not grant any share-based awards during the year ended December 31, 2017.
(3)	Discretionary cash bonuses were paid to the Named Executive Officers pursuant to the STIP.

See also Part 3 “EXECUTIVE COMPENSATION – Long Term Incentive Plan (“LTIP”)” for details regarding the material provisions of the Option Plan.

Pension Plan Benefits

The Company does not have any pension, retirement or deferred compensation plans, including defined contribution plans.

Termination and Change of Control Benefits

The Company is a party to consulting and/or employment agreements (collectively the “Consulting Agreements”) with each of the five Named Executive Officers, being Jonathan T. Awde, Michael N. Waldkirch, Mac R. Jackson, Jr., Steven Koehler and Glenn Kumoi (or private companies controlled by such Named Executive Officers) which provide for termination payments in certain circumstances. With respect to Messrs. Awde and Waldkirch, an amount equal to two times each Named Executive Officer’s annual base fee/salary plus bonus is payable in the event that the Named Executive Officer is terminated without cause, and each Named Executive Officer is entitled to terminate his engagement with the Company and receive a payment in an amount equal to three times the Named Executive Officer’s annual base fee/salary plus bonus if: (a) there is a “change of control” of the Company; and (b) a specified “trigger event” occurs. Each such Named Executive Officer has a period of 180 days from the occurrence of the trigger event to exercise the termination right under his Consulting Agreement. In the cases of Messrs. Jackson and Koehler, each are entitled to terminate their employment with the Company and receive a payment in an amount equal to two times their annual base salary plus bonus if: (a) there is a “change of control” of the Company; and (b) a specified “trigger event” occurs, provided that Messrs. Jackson and Koehler exercises their right of termination within 180 days from the occurrence of the trigger event. In the case of Mr. Kumoi, he is entitled to terminate his employment with the Company and receive a payment in an amount equal to two times his annual base salary plus bonus if: (a) there is a “change of control” of the Company; and (b) an implied trigger event occurs. His bonus in such event is deemed to be 70% of his base salary.

Under the Consulting Agreements, a “change of control” includes the occurrence of any of the following events: (a) the acquisition of a 20% voting interest in the Company by a Shareholder; (b) the completion of a consolidation, merger, amalgamation or statutory arrangement between the Company and another person (other than a subsidiary of the Company) pursuant to which all or part of the outstanding voting Shares are changed in any way, reclassified or converted into, exchanged or otherwise acquired for shares or other securities of the Company or any other person or for cash or any other property; and (c) the sale by the Company of property or assets, (i) aggregating more than 50%

of the consolidated assets of the Company and its subsidiaries as at the end of the most recently completed financial year of the Company, or (ii) which during the most recently completed financial year of the Company generated, or during the then current financial year of the Company are expected to generate, more than 50% of the consolidated operating income or cash flow of the Company, to any other person or persons (other than the Company or one or more of its subsidiaries), and (iv) a change in the composition of the Board, which occurs at a single meeting of the Shareholders or a succession of meetings occurring within six months of each other, whereby individuals who were members of the Board immediately prior to such meeting or succession of meetings, as applicable, cease to constitute a majority of the Board.

A “trigger event” under the Consulting Agreements includes the occurrence of any of the following events: (i) a substantial change in the nature of the services to be performed by the Named Executive Officer; (ii) a material reduction of the base fee or any other form of compensation payable by the Company, except where are all senior executives or consultants of the Company are subject to relatively similar reductions in such value; (iii) a material breach by the Company of any provision of the Consulting Agreement; (iv) a change in the city in which the Named Executive Officer is regularly required to carry out the terms of his Consulting Agreement; (v) the Company ceases to operate as a going concern; (vi) the Company fails to pay when due a material amount payable by it under the Consulting Agreement; or (vii) the successor, if any, fails to effectively assume the Company’s obligations under the Consulting Agreement.

At current annual base fee/salary and discretionary bonus levels, if a change of control occurred followed by a trigger event, and all five Named Executive Officers exercised their rights under the Consulting Agreements, they would be entitled to change of control payments aggregating approximately $5,991,298 or approximately $1,198,260 per Named Executive Officer on average.

Other than pursuant to the Consulting Agreements, there is no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive any payment from the Company or its subsidiaries in the event of (a) the resignation, retirement or any other termination of the officer’s employment with the Company or its subsidiaries, (b) a change of control of the Company or any of its subsidiaries, or (c) a change in the officer’s responsibilities following a change in control.

The following table sets out estimates of the incremental amounts payable to each Named Executive Officer upon identified termination events, assuming each such event took place on the last business day of fiscal year 2017. The table below assumes the exercise of all unexercised options (both vested and unvested) on December 31, 2017.

	Jonathan T. Awde	Michael N. Waldkirch	Mac R. Jackson, Jr. (1)	Steve Koehler (1)	Glenn Kumoi
Termination Without Cause/Constructive Dismissal
Base Fee/Termination Payment	$880,000	$338,000	Nil	Nil	$460,000
Benefits and Perks	Nil	Nil	Nil	Nil	Nil
Annual Incentives (2)	$904,200	$205,606	Nil	Nil	$322,000
Long-Term Incentives (3)	$2,103,690	$666,982	$848,428	$693,724	Nil
Pension Benefits	Nil	Nil	Nil	Nil	Nil
Triggering Event Following a Change in Control
Base Fee/Termination Payment	$1,320,000	$507,000	$531,908 (4) (5)	$447,104(5)	$460,000
Benefits and Perks	Nil	Nil	Nil	(6) Nil	Nil
Annual Incentives (2)	$1,356,300	$308,409	$418,186 (5)	$320,390 (5)	$322,000
Long-Term Incentives (3)	$2,103,690	$666,982	$848,428	$693,724	Nil
Pension Benefits	Nil	Nil	Nil	Nil	Nil

Notes:
(1)	Mr. Jackson’s and Mr. Koehler’s employment agreements do not specifically provide for termination payments in the event of termination without cause.

(2)	Based on the simple average of the discretionary bonuses paid to the Named Executive Officers by the Company for the fiscal years ended December 31, 2017 and 2016.
(3)	Assumes the exercise of all vested “in-the-money” options on December 31, 2017. The closing price of the Shares on the TSX on December 31, 2017 was $2.20 per Share.
(4)	Based on a salary of US$212,000 per annum.
(5)	These figures have been converted from US dollars based on an exchange rate of US$1.00 = C$1.2545 as of December 31, 2017.
(6)	Based on a salary of US$178,200 per annum.

Compensation of Directors

As part of its mandate, the Compensation Committee is responsible for annually reviewing and recommending to the Board a compensation package for its members. In considering the directors’ compensation packages, the Compensation Committee takes into consideration the relative responsibilities of directors in serving on the Board and the types of compensation and the amounts paid to directors of comparable publicly traded Canadian companies (although it does not specifically engage in benchmarking for the purposes thereof).

Effective December 1, 2015, the annual fee payable to the Company’s non-executive directors was increased to $36,000 (from $24,000). See Part 2 “VOTING SHARES AND PRINCIPAL HOLDERS THEREOF”. Directors who are also executive officers of the Company are not entitled to receive any additional compensation for acting in their capacities as directors of the Company. As of December 1, 2016, independent directors receive an additional $500 per month for acting as the chairman of each committee.

Directors are also eligible to participate in the Option Plan and the RSU Plan, which are designed to give each option holder and/or RSU holder an interest in preserving and maximizing Shareholder value in the longer term. Individual grants are determined by an assessment of each individual director’s level of responsibilities and the importance of his/her position and in line with the metrics recommended by Gurr.

Other than as aforesaid and the reimbursement of expenses incurred as directors, there were no other arrangements, standard or otherwise, pursuant to which directors of the Company were compensated by the Company for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultants or experts during the financial year ended December 31, 2017.

Director Compensation Table

The following table sets forth information regarding the compensation paid to the Company’s directors, other than directors who are also Named Executive Officers listed in the “Summary Compensation Table” above, for the fiscal year ended December 31, 2017:

Name	Fees earned	Share- based awards (1)	Option- based awards (2)	Non-equity incentive plan compensation	All other compensation	Total (3)
D. Bruce McLeod	$42,000	$92,500	$92,500	Nil	Nil	$227,000
Robert J. McLeod	$44,400	$77,500	$77,500	Nil	Nil	$199,400
Jamie D. Strauss	$36,000	$77,500	$77,500	Nil	Nil	$191,000
William E. Threlkeld (4)	$21,300	$77,500	$77,500	Nil	Nil	$176,300
Richard Silas (5)	Nil	Nil	$47,672	Nil	Nil	$47,672
Zara Boldt (6)	$12,600	$77,500	$470,620	Nil	Nil	$560,720
Alex Morrison (7)	$12,600	$77,500	$470,620	Nil	Nil	$560,720
TOTAL	$168,900	$480,000	$1,313,912	Nil	Nil	$1,962,812

Notes:
(1)	Refers to RSUs granted under the RSU Plan based on the fair value of such RSUs granted during the fiscal year ended

December 31, 2018 as compensation for the fiscal year ended December 31, 2017. The fair value of RSUs granted annually is obtained by multiplying the number of RSUs granted by the five (5) day trading volume weighted average price of the Shares prior to the date of the grant of the RSUs.
(2)	Refer to options granted under the Option Plan based on the fair value of such stock options granted during the fiscal years ended December 31, 2018 and December 31, 2017. See “Share-based awards, option-based awards and non-equity incentive plan compensation” below. The fair value of the options granted annually is obtained by multiplying the number of options granted by their value established according to the Black-Scholes option pricing model assuming the following: 2018 – life expectancy of 4 years, a risk free rate of 1.97%, a forfeiture rate of 0% and volatility of 65%; and 2017 – life expectancy of 4.9 years, a risk free rate of 1.53%, a forfeiture rate of 0% and volatility of 70%. Stock options were granted during the fiscal year ended December 31, 2018 as compensation for the fiscal years ended December 31, 2017.
(3)	Compensation information for Jonathan T. Awde, also a director of the Company, is contained in the “Summary Compensation Table” for the Named Executive Officers above.
(4)	Mr. Threlkeld began to accrue annual director fees on June 16, 2017.
(5)	Mr. Silas resigned as a director of the Company on September 12, 2017.
(6)	Zara Boldt was appointed as a director on September 12, 2017. On September 12, 2017, Ms. Boldt was granted options to purchase a total of 300,000 Shares for a period of five (5) years at an exercise price of $2.25 per Share.
(7)	Alex Morrison was appointed as a director on September 12, 2017. On September 12, 2017, Mr. Morrison was granted options to purchase a total of 300,000 Shares for a period of five (5) years at an exercise price of $2.25 per Share.

Share-based awards, option-based awards and non-equity incentive plan compensation

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth particulars of all option-based and share-based awards outstanding for each director, who was not a Named Executive Officer, at December 31, 2017:

	Option-based Awards				Share-based Awards (1)
Name	Number of Securities underlying unexercised options	Option exercise price	Option Expiration Date	Value of unexercised in-the- money- options (2)	Number of shares or units of shares that have not vested	Market or payout value of share awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed
D. Bruce McLeod (3)	350,000	$3.16	Sep. 29, 2021	Nil	Nil	Nil	Nil
	150,000	$2.12	Aug. 1, 2022	$12,000
Robert J. McLeod	120,000	$0.79	Mar. 17, 2018	$169,200	Nil	Nil	Nil
	75,000	$0.77	Sep. 12, 2019	$107,250
	250,000	$0.73	Nov. 27, 2020	$367,500
	125,000	$2.12	Aug. 1, 2022	$10,000
Jamie D. Strauss	110,000	$0.79	Mar. 17, 2018	$155,100	Nil	Nil	Nil
	75,000	$0.77	Sep. 12, 2019	$107,250
	250,000	$0.73	Nov. 27, 2020	$367,500
	125,000	$2.12	Aug. 1, 2022	$10,000
William E.Threlkeld	150,000	$0.79	Mar. 17, 2018	$211,500	Nil	Nil	Nil
	102,000	$0.76	May 23, 2018	$146,880
	75,000	$0.77	Sep. 12, 2019	$107,250
	250,000	$0.73	Nov. 27, 2020	$367,500
	125,000	$2.12	Aug. 1, 2022	$10,000
Richard Silas (3)	84,600	$2.12	Aug. 1, 2018	$6,768	Nil	Nil	Nil

	Option-based Awards				Share-based Awards (1)
Name	Number of Securities underlying unexercised options	Option exercise price	Option Expiration Date	Value of unexercised in-the- money- options (2)	Number of shares or units of shares that have not vested	Market or payout value of share awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed
Zara Boldt	300,000	$2.25	Sep. 12, 2022	Nil	Nil	Nil	Nil
Alex Morrison	300,000	$2.25	Sep. 12, 2022	Nil	Nil	Nil	Nil
TOTAL	3,016,600			$2,155,698

Notes:
(1)	The Company did not grant any share – based awards in the financial year ended December 31, 2017.
(2)	Based on the difference between the closing price of Shares on the TSX on December 31, 2017 of $2.20 and the stock option exercise price, multiplied by the number of Shares under option.
(3)	Mr. Silas resigned as a director of the Company on September 12, 2017.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth particulars of the value of option-based awards and share-based awards which vested during the year ended December 31, 2017, and the value of non-equity incentive plan compensation earned during the year ended December 31, 2017 for each director of the Company who was not a Named Executive Officer:

Name	Option-based awards-Value vested during the year (1)	Share awards – Value during the year on vesting (2)	Non-equity incentive plan compensation-Pay-out during the year (3)
D. Bruce McLeod	$139,745	N/A	Nil
Robert J. McLeod	$116,455	N/A	Nil
Jamie D. Strauss	$116,455	N/A	Nil
William E. Threlkeld	$116,455	N/A	Nil
Richard Silas	$47,672	N/A	Nil
Zara Boldt	$190,277	N/A	Nil
Alex Morrison	$190,277	N/A	Nil

Notes:
(1)	This amount is the aggregate dollar value that would have been realized if the options under option based awards had been exercised on the vesting date. It is determined by the difference between the exercise price of the option and the market price on the date of vesting. If the option was not-in-the-money then a NIL value was assigned.
(2)	The Company did not grant any share-based awards during the financial year ended December 31, 2017.
(3)	The Company did not grant any non-equity incentive plan compensation to directors during the financial year ended December 31, 2017.

PART 5 – SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following information is as of December 31, 2017, the Company’s most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders	9,251,640	$1.43	14,102,027
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	9,251,640		14,102,027

PART 6 – AUDIT COMMITTEE

National Instrument 52-110 Audit Committees of the Canadian Securities Administrators (“NI 52-110”) requires the Company to disclose annually certain information in its annual information form concerning the constitution of its audit committee and its relationship with its external auditor in accordance with Form 52-110F1. Reference is made to the Company’s annual information form dated March 29, 2018 for the fiscal year ended December 31, 2017 (the “AIF”) for disclosure regarding, inter alia, the Company’s audit committee in accordance with Form 52-110F1. The AIF is available for review on SEDAR under the Company’s profile at www.sedar.com.

PART 7 – CORPORATE GOVERNANCE

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the Shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company. The Board and senior management consider good corporate governance to be central to the effective and efficient operation of the Company.

National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) establishes corporate governance guidelines, which apply to all Canadian public companies. The Company is also subject to a variety of corporate governance guidelines and requirements of the TSX, the NYSE American LLC (“NYSE American”) and the SEC. The Company has reviewed its own corporate governance practices in light of these guidelines and believes that, for the most part, it meets or exceeds the applicable corporate governance requirements. However, although the Company is listed on the NYSE American, as a “foreign private issuer,” it is not required to comply with all of that exchange’s corporate governance rules which are applicable to U.S. companies so long as the Company complies with Canadian corporate governance practices. The material ways in which the Company’s corporate governance policies, as a foreign company, under Canadian requirements differ from the NYSE American governance rules are a reduced minimum quorum requirement for Shareholder meetings, Shareholder approval for certain issuances of Shares that could result in a 20% increase in the number of outstanding Shares, and Shareholder approval for amendments to option plans.

National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) also requires the Company to disclose annually in its Information Circular certain information concerning its corporate governance practices in accordance with the Form 58-101F1, which disclosure is set forth below.

BOARD OF DIRECTORS

NP 58-201 suggests that the board of directors of every listed company should be constituted with a majority of individuals who qualify as “independent” directors under NI 58-101, which provides that a director is independent if he or she has no direct or indirect “material relationship” with the company. “Material relationship” is defined as a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Board is currently comprised of eight (8) directors, seven (7) of whom are “independent” under NI 58-101.

The following table identifies directors (both current and nominated) who are independent and those directors who are not independent under NI 58-101, along with the basis for determining independent status.

Name	Management	Independent	Reason for related status
Jonathan T. Awde	Yes	No	President and CEO
D. Bruce McLeod	No	Yes	N/A
Robert J. McLeod	No	Yes	N/A
Jamie D. Strauss	No	Yes	N/A
William E. Threlkeld	No	Yes	N/A
Alex Morrison	No	Yes	N/A
Zara Boldt	No	Yes	N/A
Ron Clayton	No	Yes	N/A

As of the date of this Information Circular, the directors of the Company are currently directors and/or officers of other reporting issuers (or equivalent) in a jurisdiction or a foreign jurisdiction as follows.

Name of Director	Name of Other Reporting Issuer (1)	Position (1)
Jonathan T. Awde	GFG Resources Inc.	Director
D. Bruce McLeod	Sabina Gold & Silver Corp.	President, CEO and Director
Robert J. McLeod	IDM Mining Ltd.	CEO and Director
Jamie D. Strauss	Altius Minerals Corporation	Director
	Bacanora Lithium PLC	Director
William E. Threlkeld	Seabridge Gold Inc.	Senior Vice-President
Alex Morrison	Detour Gold Corporation	Director
	Taseko Mines Limited	Director
	Gold Resource Corporation	Director
Zara Boldt	Bluestone Resources	Director
	Strongbow Exploration Inc. (2)	CFO and Corporate Secretary
	Lucara Diamond Corp.	CFO and Corporate Secretary
Ron Clayton	Tahoe Resources Inc.	President, Chief Executive Officer and Director

Notes:

(1)	The above information has been provided by the directors and has not been independently verified by the Company.
(2)	Ms. Boldt will resign from the executive of Strongbow Exploration Inc. as soon as a replacement is appointed. In any event, her resignation will take effect on June 30, 2018.

The independent directors of the Company do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance; however, at each meeting of the Board, the independent members are afforded the opportunity to meet separately. In order to facilitate open and candid discussion among the independent directors, members are encouraged to meet and discuss matters outside of the board meeting forum. The Board anticipates that such meetings can and will continue to be held in the future, either formally or informally. During the Company’s fiscal year ended December 31, 2017, the independent members of the Board met without non-independent directors and members of management.

In November 2016, the Company appointed D. Bruce McLeod as independent lead director (“Lead Director”). To date, the Company has not appointed an independent Chairman. However, each of the independent directors has significant experience as a director and/or executive officer of publicly traded companies and, therefore, does not require the guidance of an independent Chairman in exercising his or her duties as a director.

During the financial year ended December 31, 2017, the Board held four (4) formal board meetings. All other Board decisions were passed by way of consent resolution following informal discussions amongst the directors and management. The attendance record for each director for the meetings held in 2017 is as follows:

		Attendance of
	Attendance of Board	Committee Meetings
Board Meetings	Meetings Held	Held	Overall Attendance %
Jonathan T. Awde	100%	N/A	100%
D. Bruce McLeod	100%	100%	100%
Robert J. McLeod	100%	75%	88%
Richard S. Silas(1)	67%	N/A	67%
Jamie D. Strauss	100%	80%	89%
William E. Threlkeld	100%	100%	100%
Alex Morrison(2)	100%	100%	100%
Zara Boldt(3)	100%	100%	100%
Ron Clayton(4)	N/A	N/A	N/A

Notes:

(1)	Mr. Silas resigned as a director on September 12, 2017.
(2)	Alex Morrison was appointed as a director on September 12, 2017.
(3)	Zara Boldt was appointed as a director on September 12, 2017.
(4)	Ron Clayton was appointed as a director on January 29, 2018.

BOARD MANDATE

The mandate of the Board is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. In doing so, the Board oversees the management of the Company’s affairs directly and through its committees (see “Other Board Committees” below). In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company’s overall business strategies and its annual business plan, reviewing and approving the annual corporate budget and forecast, reviewing and approving significant capital investments outside the approved budget, reviewing major strategic initiatives to ensure that the Company’s proposed actions accord with Shareholder objectives, reviewing succession planning, assessing management’s performance against approved business plans and industry standards, reviewing and approving the reports and other disclosure issued to Shareholders, ensuring the effective operation of the Board, and safeguarding Shareholders’ equity interests through the optimum utilization of the Company’s capital resources. The Board also takes responsibility for identifying the principal risks of the Company’s business and for ensuring these risks are effectively monitored and mitigated to the extent reasonably practicable. The Board’s mandate is set out in a formal Charter of the Board, a copy of which is available from the Company upon request. See Part 8 “OTHER INFORMATION – Additional Information”.

The Board delegates to management, through the CEO and CFO, responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company’s business in the ordinary course, managing the Company’s cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The Board also looks to management to furnish recommendations respecting corporate objectives, long-term strategic plans and annual operating plans.

Position Descriptions

In order to delineate the roles and responsibilities of the CEO and CFO, the Board has adopted written terms of reference for each of these positions.

The responsibilities of the CEO include, among other things, subject to the oversight of the Board, general supervision and day to day management of the business of the Company, providing leadership and, in collaboration with the Board, developing and monitoring the Company’s strategic direction, and identifying, assessing and determining priorities for the Company, its management and employees including priorities for improvement of existing operations, growth opportunities and general allocation of financial, management and other resources.

The responsibilities of the CFO include, among other things, responsibility for the overall financial planning and management of the Company and its subsidiaries, leadership and management of the Company’s finance and accounting functions including the Company’s business planning, budgeting and forecasting processes, the integrity of the Company’s accounting systems, sub-systems, internal controls, cash management, the signatories and discretionary authorities, and managing the Company’s relationship with the external auditors and the Company’s financial and business reporting, tax planning, estimating and reporting, and regulatory reporting (corporate and securities).

The Board has also adopted written terms of reference for the chair of each committee of the Company including that each chair must be an independent director. The primary functions of a Board committee chair are to provide effective leadership of the committee for which he or she is appointed as chair, to liaise with management and others, as appropriate, to ensure open and frank communications, and to ensure that the responsibilities and duties of the committee as set out in its charter are being properly discharged.

Orientation and Continuing Education

While the Company has not established a formal orientation and education program for new Board members, the Company is committed to providing such information so as to ensure that new directors are familiar with the Company’s business and the procedures of the Board. Information may include the Company’s corporate and organizational structure, recent filings and financial information, governance documents and important policies and procedures. New directors are also briefed on strategic plans, short, medium and long term corporate objectives and business risks and mitigation strategies. From time to time, the Company also arranges on-site tours of its operations.

The skills and knowledge of the Board as a whole is such that no formal continuing education process is currently deemed required. The Board is comprised of individuals with varying backgrounds, who have, both collectively and individually, extensive experience in running and managing public companies. Board members are encouraged to communicate with management, auditors and technical consultants to keep themselves current with industry trends and developments and changes in legislation, with management’s assistance. Board members have full access to the Company’s records. Reference is made to the table under the heading “Election of Directors” in Part 3 “THE BUSINESS OF THE MEETING” for a description of the current principal occupations of the Company’s Board.

Ethical Business Conduct

The Board expects management to operate the business of the Company in a manner that enhances Shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance goals and objectives.

The Board itself must comply with the conflict of interest provisions of the BCBCA as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

In order to encourage and promote a culture of ethical business conduct, the Board has adopted a Code of Business Conduct and Ethics (the “Code”), which all employees, officers and directors are expected to meet in the performance of their responsibilities. The Code provides a framework for ethical behaviour based on the Company’s mandate, and on applicable laws and regulations, and applies at all levels of the Company, from major decisions to day to day transactions. The Board monitors compliance with the Code. From time to time, matters may be put before the Board where a member has a conflict of interest. When such matters arise, that director declares him or herself as having a conflict of interest and will abstain from participating in the discussions and any vote on that matter. A copy of the Code is available for review on the Company’s website at www.goldstandardv.com.

Nomination of Directors

The Corporate Governance and Nominating Committee is comprised of D. Bruce McLeod (Chair), Zara Boldt and Jamie D. Strauss, of whom Messrs. Strauss and D. B. McLeod and Ms. Boldt are considered “independent” as that term is defined in applicable securities legislation.

The Corporate Governance and Nominating Committee was formed for the purpose of assisting the Board in developing the Company’s approach to the nomination of directors including, but not limited to, identifying candidates for nomination as a director and recommending qualified director candidates for election at the next annual meeting of Shareholders.

The whole Board identifies gaps in the Board’s areas of competence and seeks to identify new candidates for Board nomination to address those deficiencies.

Compensation

The Compensation Committee is comprised of Alex Morrison (Chair), Robert J. McLeod, and Jamie D. Strauss. Messrs. R. J. McLeod, Strauss and Morrison are considered “independent” as that term is defined in applicable securities legislation. See Part 2 “VOTING SHARES AND PRINCIPAL HOLDERS THEREOF”.

All three Compensation Committee members have direct experience that is relevant to his responsibilities in executive compensation acquired from working as senior executives and/or directors of other publicly traded companies in the junior natural resource sector.

The purpose of the Compensation Committee is to, inter alia, make recommendations to the Board regarding executive compensation (including long-term incentive in the form of stock options and RSUs) to be paid to the Company’s executive officers having regard to the responsibilities and risks associated with each position.

In addition, compensation to be paid to executive officers who are also directors must be approved by the disinterested directors thereby providing the non-executive officer directors with significant input into compensation decisions. See Part 4 “EXECUTIVE COMPENSATION – Compensation of Named Executive Officers” above for details of the compensation paid to the Company’s Named Executive Officers and a further discussion of the Company’s philosophy, objectives and processes with respect to executive compensation.

Other Board Committees

At the present time, the Board has appointed five formal committees, being the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee, the Health, Safety and Environmental Committee and the Technical Committee.

The Audit Committee is comprised of Zara Boldt (Chair), Robert J. McLeod and Alex Morrison and is primarily responsible for the policies and practices relating to integrity of financial and regulatory reporting of the Company, as well as internal controls to achieve the objectives of safeguarding the Company’s assets, reliability of information, and compliance with policies and laws. For further information regarding the mandate of the Audit Committee, its specific authority, duties and responsibilities, as well as the Audit Committee Charter, see the Company’s AIF dated March 30, 2018 for the fiscal year ended December 31, 2017, a copy of which is available for review under the Company’s profile on SEDAR at www.sedar.com.

The Compensation Committee is comprised of Alex Morrison (Chair), Robert J. McLeod and Jamie D. Strauss and is primarily responsible for making recommendations to the Board regarding executive compensation. See Part 7 –“CORPORATE GOVERNANCE - Compensation” above.

The Corporate Governance and Nominating Committee is comprised of D. Bruce McLeod (Chair), Zara Boldt and Jamie D. Strauss and is primarily responsible for the development and supervision of the Company’s approach to corporate governance issues including, but not limited to, the composition of the Board and its committees, orientation and educational programs for directors and reviewing annually the Company’s corporate governance policies and procedures and making recommendations to the Board with respect thereto. The Corporate Governance and Nominating Committee is also responsible for developing the Company’s approach to the nomination of directors including, but not limited to, identifying and recommending qualified candidates for nomination as directors of the Company.

The Health, Safety and Environmental Committee is comprised of William Threlkeld (Chair), Steven R. Koehler and Glenn Kumoi. The Health, Safety and Environmental Committee is a new committee of the Company; its terms of reference and responsibility are currently being considered and developed.

The Technical Committee is comprised of Mac R. Jackson, Jr. (Chair), William E. Threlkeld, Don Harris and Rick Streiff and is primarily responsible for developing and supervising the implementation of the Company’s mineral exploration programs and evaluating and interpreting the results therefrom. Mr. Harris is a Senior Development Geologist of the Company and Mr. Streiff is OceanaGold Corporation’s representative on the Technical Committee. See Part 2 “VOTING SHARES AND PRINCIPAL HOLDERS THEREOF”.

As the Company grows, and its operations and management structure become more complex, the Board will likely find it appropriate to constitute additional standing committees and to ensure that such committees are governed by written charters and are composed of at least a majority of independent directors.

Assessments

In 2017, the Board implemented a formal process to assess the effectiveness of the Board as a whole, and its committees and individual directors. A questionnaire was distributed by the Lead Director, asking each director to answer a number of questions to assist in the assessment process. After the completed questionnaires were received, in confidence by the Lead Director, he summarized his report and circulated the summary report to all directors. At a meeting of the Board, the Lead Director summarized his recommendations from the report and noted that he would schedule independent meetings with each Board member as part of the continuing assessment process.

Director Term Limits and Board Renewal

The Board has not adopted term limits for directors or other specific mechanisms of Board renewal. The term of office of a director expires at the annual general meeting each year. As noted above, the Corporate Governance and Nominating Committee evaluates and recommends whether an incumbent director should be nominated for reelection to the Board upon expiration of his or her term and makes any required recommendations to the Board. The Board is of the view that this annual review process is more effective for the Company than term limits or other mandated mechanisms of Board renewal such as a mandatory retirement age.

Policy Regarding Representation of Women on the Board

The Board has not adopted a formal written policy regarding the identification and nomination of women directors. Rather, the Corporate Governance and Nominating Committee evaluates the competencies and skills of each member of the Board and the Board as a whole with a view to identifying and nominating potential nominees with the necessary competencies and skills to strengthen and improve the overall effectiveness of the Board.

Representation of Women in the Director Identification and Selection Process

Diversity, including the level of representation of women on the Board, is one factor which the Corporate Governance and Nominating Committee takes into consideration in identifying and nominating candidates for election or re-election to the Board. However, the Corporate Governance and Nominating Committee evaluates potential nominees to the Board by reviewing the qualifications of prospective nominees to determine their relevance and particular skill set having regard to the then-current Board composition and the anticipated skills required to supplement and round out the capabilities of the Board.

Representation of Women in Executive Officer Appointments

The Company believes that potential candidates for executive officer positions should be evaluated based on his or her individual skills and experience and while the Company considers diversity, including the level of representation of women, the Company is committed to offering equal employment opportunities based upon an individual’s qualifications and performance. The Company believes that evaluating candidates for executive officer positions based on their individual experience, skill and ability is consistent with the Company’s commitment of treating people fairly, with dignity and respect.

Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

The Corporate Governance and Nominating Committee considers gender and all other types of diversity when considering new candidates for director and executive positions. However, the Board has not established specific targets for Board or executive officer composition and believes that each potential nominee should be evaluated based on his or her individual merits and experience, taking into account the needs of the Company and the current composition of the Board and management team, including the current level of representation of women in such positions.

Number of Women on the Board and in Executive Officer Positions

Currently, the Company has one woman on its Board and none in executive officer positions.

PART 8 – OTHER INFORMATION

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Aggregate Indebtedness

No individual who is, or at any time during the most recently completed financial year of the Company was, a director or officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any one of them is, or at any time since the beginning of the most recently completed financial year of the Company has been, indebted to the Company or any of its subsidiaries (other than in respect of amounts which would constitute routine indebtedness) or to another entity (where such indebtedness to such other entity is, or was at any time during the most recently completed financial year of the Company, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries).

Indebtedness of Directors and Executive Officers under Securities Purchase and Other Programs

As of the date hereof, there is no indebtedness owing to the Company, any of its subsidiaries or any other entity (where such indebtedness to such other entity is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries) in connection with the purchase of securities or otherwise by any current or former executive officers, directors or employees of the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than disclosed herein, no informed person (as such term is defined under applicable securities legislation), proposed nominee for election as a director, or any associate or affiliate of any informed person or proposed nominee, has had a material interest, direct or indirect, in any transaction with the Company or any of its subsidiaries or in any proposed transaction since the beginning of the last completed financial year that has materially affected the Company or any of its subsidiaries or is likely to do so.

For the above purposes, “informed person” means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company after having purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON AT THE MEETING

None of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company’s last completed financial year, none of the other insiders of the Company and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting (other than the election of the directors and the appointment of auditors).

MANAGEMENT CONTRACTS

The management functions of the Company are performed by its directors and executive officers and the Company has no management agreements or arrangements under which such management functions are performed by persons other than the directors and executive officers of the Company or private companies controlled by such directors and executive officers. See Part 4 “EXECUTIVE COMPENSATION” for details of the fees paid to the Company’s Named Executive Officers.

OTHER MATTERS

Management of the Company is not aware of any other matters to come before the Meeting other than as set forth in the Notice of Meeting that accompanies this Information Circular. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Proxy to vote the Shares represented thereby in accordance with their best judgment on such matter.

OTHER MATERIAL FACTS

There are no other material facts other than as disclosed herein.

ADDITIONAL INFORMATION

Financial information about the Company is provided in its comparative financial statements and Management’s Discussion and Analysis for the year ended December 31, 2017. You may obtain copies of such documents without charge upon request to us at Suite 610 – 815 West Hastings Street, Vancouver, B.C., Canada V6C 1B4 – telephone (604) 669 – 5702 / facsimile (604) 687 - 3567. You may also access such documents, together with the Company’s additional disclosure documents, through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. If you have further questions, please e-mail the Company at info@goldstandardv.com.

BOARD APPROVAL

The Board has approved the contents and the delivery of this Information Circular to its Shareholders.

DATED at Vancouver, British Columbia, as of the 16th day of May, 2018.

BY ORDER OF THE BOARD

(signed) “Jonathan T. Awde”
Jonathan T. Awde
President and Chief Executive Officer

SCHEDULE “A”

PROPOSED AMENDMENTS TO THE ARTICLES

GOLD STANDARD VENTURES CORP.
(the “Company”)

ARTICLES

1.	INTERPRETATION	3
2.	SHARES AND SHARE CERTIFICATES	3
3.	ISSUE OF SHARES	5
4.	SHARE REGISTERS	6
5.	SHARE TRANSFERS	6
6.	TRANSMISSION OF SHARES	8
7.	PURCHASE OF SHARES	8
8.	BORROWING POWERS	9
9.	ALTERATIONS	9
10.	MEETINGS OF SHAREHOLDERS	11
11.	PROCEEDINGS AT MEETINGS OF SHAREHOLDERS	13
12.	VOTES OF SHAREHOLDERS	16
13.	DIRECTORS	21
14.	ELECTION AND REMOVAL OF DIRECTORS	22
15.	~~ALTERNATE DIRECTORS~~	~~24~~[Removed]27
16.	POWERS AND DUTIES OF DIRECTORS	~~26~~27
17.	DISCLOSURE OF INTEREST OF DIRECTORS	~~26~~28
18.	PROCEEDINGS OF DIRECTORS	~~28~~29
19.	EXECUTIVE AND OTHER COMMITTEES	~~30~~31
20.	OFFICERS	~~32~~33
21.	INDEMNIFICATION	~~32~~34
22.	DIVIDENDS	~~33~~35
23.	DOCUMENTS, RECORDS AND REPORTS	~~35~~36
24.	NOTICES	~~35~~37
25.	SEAL	~~37~~38
26.	PROHIBITIONS	~~38~~39

1. INTERPRETATION

1.1 Definitions

In these Articles, unless the context otherwise requires:

(1)	“board of directors”, “directors” and “board” mean the directors or sole director of the Company for the time being;

(2)

“Business Corporations Act” means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(3)

“Interpretation Act” means the Interpretation Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(4)	“legal personal representative” means the personal or other legal representative of the shareholder;

(5)	“registered address” of a shareholder means the shareholder’s address as recorded in the central securities register;

(6)	“seal” means the seal of the Company, if any.

1.2 Business Corporations Act and Interpretation Act Definitions Applicable

The definitions in the Business Corporations Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were set out herein. If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles. If there is a conflict between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.

2. SHARES AND SHARE CERTIFICATES

2.1 Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2 Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.

2.3 Shareholder Entitled to Certificate or Acknowledgment

Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name or (b) a non-transferable written acknowledgment of the shareholder’s right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate to one of several joint shareholders or to one of the shareholders’ duly authorized agents will be sufficient delivery to all.

2.4 Delivery by Mail

Any share certificate or non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate may be sent to the shareholder by mail at the shareholder’s registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5 Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the directors are satisfied that a share certificate or a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as they think fit:

(1)	order the share certificate or acknowledgment, as the case may be, to be cancelled; and

(2)	issue a replacement share certificate or acknowledgment, as the case may be.

2.6 Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment

If a share certificate or a non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgment, as the case may be, must be issued to the person entitled to that share certificate or acknowledgment, as the case may be, if the directors receive:

(1)	proof satisfactory to them that the share certificate or acknowledgment is lost, stolen or destroyed; and

(2)	any indemnity the directors consider adequate.

2.7 Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder’s name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8 Certificate Fee

There must be paid as a fee to the Company for issuance of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any determined by the directors, which must not exceed the amount prescribed under the Business Corporations Act.

2.9 Recognition of Trusts and Partial Interests in Shares

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

3. ISSUE OF SHARES

3.1 Directors Authorized

Subject to the Business Corporations Act and the rights of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2 Commissions and Discounts

The Company may at any time, pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3 Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4 Conditions of Issue

Except as provided for by the Business Corporations Act, no share may be issued until it is fully paid. A share is fully paid when:

(1)	consideration is provided to the Company for the issue of the share by one or more of the following:

(a)	past services performed for the Company;

(b)	property;

(c)	money; and

(2)	the directors in their discretion have determined that the value of the consideration received by the Company is equal to or greater than the issue price set for the share under Article 3.1.

3.5 Share Purchase Warrants and Rights

Subject to the Business Corporations Act, the Company may issue share purchase warrants, options, convertible debentures and rights upon such terms and conditions as the directors determine, which share purchase warrants, options, convertible debentures and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

4. SHARE REGISTERS

4.1 Central Securities Register and any Branch Securities Register

As required by and subject to the Business Corporations Act, the Company must maintain a central securities register and may maintain a branch securities register. The directors may, subject to the Business Corporations Act, appoint an agent to maintain the central securities register or any branch securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.2 Closing Register

The Company must not at any time close its central securities register.

5. SHARE TRANSFERS

5.1 Registering Transfers

A transfer of a share of the Company must not be registered unless:

(1)	a duly signed instrument of transfer in respect of the share has been received by the Company;

(2)	if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company; and

(3)

if a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment has been surrendered to the Company.

For the purpose of this Article, delivery or surrender to the agent which maintains the Company’s central securities register or a branch securities register, if applicable, will constitute receipt by or surrender to the Company.

5.2 Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company’s share certificates or in any other form that may be approved by the directors from time to time.

5.3 Transferor Remains Shareholder

Except to the extent that the Business Corporations Act otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4 Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an authorized instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer:

(1)	in the name of the person named as transferee in that instrument of transfer; or

(2)	if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5 Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

5.6 Transfer Fee

There must be paid as a fee to the Company, registration of any transfer, the amount, if any, determined by the directors.

6. TRANSMISSION OF SHARES

6.1 Legal Personal Representative Recognized on Death

In case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder’s interest in the shares. Before recognizing a person as a legal personal representative, the directors may require a declaration of transmission made by the legal personal representative stating the particulars of the transmission, proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2 Rights of Legal Personal Representative

The legal personal representative has the same rights, privileges and obligations with respect to the shares as were held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the Business Corporations Act and the directors have been deposited with the Company.

7. PURCHASE OF SHARES

7.1 Company Authorized to Purchase Shares

Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the Business Corporations Act, the Company may, if authorized by resolution of the directors, purchase, redeem or otherwise acquire any of its shares at the price and upon the teens specified in such resolution.

7.2 Purchase When Insolvent

The Company must not make a payment or provide any other consideration to purchase, redeem or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(1)	the Company is insolvent; or

(2)	making the payment or providing the consideration would render the Company insolvent.

7.3 Redemption of Shares

If the Company proposes to redeem some but not all of the shares of any class, the Directors may, subject to any special rights and restrictions attached to such class of shares, decide the manner in which the shares to be redeemed shall be selected.

7.4 Sale and Voting of Purchased Shares

If the Company retains a share which it has redeemed, purchased or otherwise acquired, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(1)	is not entitled to vote the share at a meeting of its shareholders;

(2)	must not pay a dividend in respect of the share; and

(3)	must not make any other distribution in respect of the share.

8. BORROWING POWERS

8.1 Powers of Company

The Company, if authorized by the directors, may:

(1)	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that the directors consider appropriate;

(2)

issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(3)	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4)

mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

8.2 Bonds, Debentures, Debt

Any bonds, debentures or other debt obligations of the Company may be issued at a discount, premium or otherwise, or with special privileges as to redemption, surrender, drawing, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the Company, appointment of Directors or otherwise and may, by their terms, be assignable free from any equities between the Company and the person to whom they were issued or any subsequent holder thereof, all as the Directors may determine.

9. ALTERATIONS

9.1 Alteration of Authorized Share Structure

Subject to Article 9.2 and the Business Corporations Act, the Company may:

(1)	~~by directors’ resolution or~~ by ordinary resolution~~, in each case as determined by the directors~~:

(a)	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b)

increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c)	subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(d)	if the Company is authorized to issue shares of a class of shares with par value:

(i)	decrease the par value of those shares; or

(ii)	if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e)

change all or any of its unissued shares with par value into shares without par value or any of its unissued shares without par value into shares with par value or change all or any of its fully paid issued shares with par value into shares without par value; or

(f)	alter the identifying name of any of its shares; and

(2)	by ordinary resolution otherwise alter its shares or authorized share structure.

9.2 Special Rights and Restrictions

Subject to the Business Corporations Act, the Company may:

(1)

by directors’ resolution or by ordinary resolution, in each case as determined by the directors, create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, if none of those shares have been issued; or vary or delete any special rights or restrictions attached to the shares of any class or series of shares, if none of those shares have been issued; and

(2)	by special resolution of the shareholders of the class or series affected, do any of the acts in (1) above if any of the shares of the class or series of shares have been issued.

9.3 Change of Name

The Company may by resolution of its directors or by ordinary resolution, in each case as determined by the directors, authorize an alteration of its Notice of Articles in order to change its name.

9.4 Other Alterations

The Company, save as otherwise provided by these Articles and subject to the Business Corporations Act, may:

(1)

by directors’ resolution or by ordinary resolution, in each case as determined by the directors, authorize alterations to the Articles that are procedural or administrative in nature or are matters that pursuant to these Articles are solely within the directors’ powers, control or authority; and

(2)	if the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution, by ordinary resolution alter these Articles.

10. MEETINGS OF SHAREHOLDERS

10.1 Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, the Company must hold its first annual general meeting within 18 months after the date on which it was recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2 Resolution Instead of Annual General Meeting

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the Business Corporations Act to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company’s annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3 Calling of Meetings of Shareholders

The directors may, whenever they think fit, call a meeting of shareholders.

10.4 Location of Meetings of Shareholders

A meeting of the Company maybe held:

(1)	in the Province of British Columbia;

(2)	at another location outside British Columbia if that location is:

(a)	approved by resolution of the directors before the meeting is held; or

(b)	approved in writing by the Registrar of Companies before the meeting is held.

10.5 Notice for Meetings of Shareholders

Subject to Article 10.2, the Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by directors’ resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(1)	if and for so long as the Company is a public company, 21 days;

(2)	otherwise, 10 days.

10.6 Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of and to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(1)	if and for so long as the Company is a public company, 21 days;

(2)	otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7 Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

10.8 Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting or a circular prepared in connection with the meeting must:

(1)	state the general nature of the special business; and

(2)

if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document :

(a)

will be available for inspection by shareholders at the Company’s head office, or at such other reasonably accessible location in British Columbia as is specified in the notice during statutory business hours on any one or more specified days before the day set for the holding of the meeting; and

(b)	may provide that the document is available by request from the Company or accessible electronically or on a website as determined by the directors.

11. PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1 Special Business

At a meeting of shareholders, the following business is special business:

(1)	at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(2)	at an annual general meeting, all business is special business except for the following:

(a)	business relating to the conduct of or voting at the meeting;

(b)	consideration of any financial statements of the Company presented to the meeting;

(c)	consideration of any reports of the directors or auditor;

(d)	the setting or changing of the number of directors;

(e)	the election or appointment of directors;

(f)	the appointment of an auditor;

(g)	the setting of the remuneration of an auditor;

(h)	business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(i)	any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2 Special Majority

The majority of votes required for the Company to pass a special resolution (when such resolution is required by law) at a meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3 Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is ~~one person present in person or by proxy.~~two individuals who are shareholders, proxy holders representing shareholders or duly authorized representatives of corporate shareholders personally present and representing shares aggregating not less than 25% of the issued shares of the Company carrying the right to vote at that meeting.

11.4 Other Persons May Attend

The directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.5 Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.6 Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(1)	in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(2)	in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.7 Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.7(2) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting shall constitute a quorum.

11.8 Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(1)	the chair of the board, if any; or

(2)	if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

11.9 Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the board or president willing to act as chair of the meeting or present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose a director, officer or corporate counsel to be chair of the meeting or if none of the above persons are present or if they decline to take the chair, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.10 Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.11 Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.12 Decisions by Show of Hands or Poll

Subject to the Business Corporations Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.

11.13 Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.12, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.14 Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.15 Casting Vote

In case of an equality of votes, the chair of a meeting of shareholders, either on a show of hands or on a poll, has a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.16 Manner of Taking Poll

Subject to Article 11.17, if a poll is duly demanded at a meeting of shareholders:

(1)	the poll must be taken:

(a)	at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(b)	in the manner, at the time and at the place that the chair of the meeting directs;

(c)	the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(d)	the demand for the poll may be withdrawn by the person who demanded it.

11.17 Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.18 Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.19 Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.20 Demand for Poll

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.21 Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.22 Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxy holder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

12. VOTES OF SHAREHOLDERS

12.1 Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(1)	on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(2)

on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2 Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3 Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(1)	any one of the joint shareholders may vote at any meeting, either in person or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(2)

if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4 Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders.

12.5 Representative of a Corporate Shareholder

If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(1)	for that purpose, the instrument appointing a representative must:

(a)

be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(b)	at the discretion of the chair, be provided at the meeting to the chair of the meeting or to a person designated by the chair of the meeting;

(2)	if a representative is appointed under this Article 12.5:

(a)

the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(b)

the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting. Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages. Notwithstanding the foregoing, a corporation that is a shareholder may appoint a proxy holder.

12.6 Proxy Provisions Do Not Apply to All Companies

Articles 12.7 to 12.15 do not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

12.7 Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint up to two proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.8 Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9 When Proxy Holder Need Not Be Shareholder

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(1)	the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 12.5;

(2)	the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or

(3)

the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

12.10 Deposit of Proxy

A proxy for a meeting of shareholders must:

(1)

be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(2)	unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.11 Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(1)	at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2)	by the chair of the meeting, before the vote is taken.

12.12 Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[name of company]
(the “Company”)

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy if given in respect of all shares registered in the name of the shareholder):

Signed [month, day, year]

[Signature of shareholder]

[Name of shareholder – printed]

12.13 Revocation of Proxy

Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is:

(1)	received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2)	provided, at the meeting, to the chair of the meeting.

12.14 Revocation of Proxy Must Be Signed

An instrument referred to in Article 12.13 must be signed as follows:

(1)	if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(2)	if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15 Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

12.16 Electronic Meetings and Voting

The directors may determine that a meeting of shareholders shall be held entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate with each other during the meeting, and any vote at that meeting of shareholders shall be held entirely by means of that communication facility. A meeting of shareholders may also be held at which some, but not all, persons entitled to attend may participate and vote by means of such a communication facility, if the directors determine to make one available. A person participating in a meeting by such means is deemed to be present at the meeting. Any vote at a meeting of shareholders may be also held entirely by means of a telephonic, electronic or other communication facility, if the directors determine to make one available, even if none of the persons entitled to attend otherwise participates in the meeting by means of a communication facility. For the purpose of voting, a communication facility that is made available by the Company must enable the votes to be gathered in a manner that adequately discloses the intentions of the shareholders and permits a proper tally of the votes to be presented to the Company. The instructing of proxy holders may be carried out by means of telephonic, electronic or other communication facility in addition to or in substitution for instructing proxy holders by mail.

13. DIRECTORS

13.1 Number of Directors

The number of directors shall be determined from time to time by the board of directors but shall not be fewer than three (3) directors if the Company is a public company.

13.2 Change in Number of Directors

If the number of directors is set under Article 13.1:

(1)	the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(2)

if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

13.3 Directors’ Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4 Qualifications of Directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

13.5 Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.6 Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7 Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.8 Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

14. ELECTION AND REMOVAL OF DIRECTORS

14.1 Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(1)

the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(2)

those directors whose term of office expires at the annual general meeting cease to hold office immediately before the election or appointment of directors under paragraph (1), but are eligible for re-election or re-appointment.

14.2 Nominations of Directors

(1)	Definitions

In this Article 14.1.1:

(a)	“Annual Meeting” means any Annual Meeting of shareholders of the Company;

(b)	“Nominating Shareholder” has the meaning ascribed to such term in Article 14.1.1(2)(h) below;

(c)	“Notice Date” has the meaning ascribed to such term in Article 14.1.1(4)(a) below;

(d)

“Public Announcement” means disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System of Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com; and

(e)	“Special Meeting” means any Special Meeting of shareholders of the Company if one of the purposes for which such meeting is called is the election of directors.

(2)	In order to be eligible for election to the board at any Annual Meeting or Special Meeting of shareholders of the Company, persons must be nominated in accordance with one of the following procedures:

(a)	by or at the direction of the board, including pursuant to a notice of meeting;

(b)

by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with Division 7 of the Business Corporations Act, or a requisition of the shareholders made in accordance with section 167 of the Business Corporations Act; or

(c)	by any person (a “Nominating Shareholder”):

(i)

who, at the close of business on the date of giving by the Nominating Shareholder of the notice provided for below and at the close of business on the record date for notice of such meeting, is entered in the central securities register of the Company as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and

(ii)	who complies with the notice procedures set forth in this Article 14.1.1.

(3)

In addition to any other requirements under applicable laws, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must give notice, which is both timely (in accordance with Article 14.1.1(4)) and in proper written form (in accordance with Article 14.1.1(5)), to the secretary of the Company at the principal executive offices of the Company.

(4)	A Nominating Shareholder’s notice to the secretary of the Company will be deemed to be timely if:

(a)

in the case of an Annual Meeting, such notice is made not less than 30 days prior to the date of the Annual Meeting; provided, however, that in the event that the Annual Meeting is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first Public Announcement of the date of the Annual Meeting is made, notice by the Nominating Shareholder is made not later than the close of business on the tenth (10th) day following the Notice Date; and

(b)

in the case of a Special Meeting (which is not also an Annual Meeting) called for the purpose of electing directors (whether or not called for other purposes), such notice is made not later than the close of business on the fifteenth (15th) day following the day on which the first Public Announcement of the date of the Special Meeting is made.

(5)	A Nominating Shareholder’s notice to the Secretary of the Company will be deemed to be in proper form if:

(a)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director, such notice sets forth:

(i)	the name, age, business address and residential address of the person;

(ii)	the principal occupation or employment of the person;

(iii)

the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and

(iv)

any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act and applicable securities laws; and

(b)

as to the Nominating Shareholder giving the notice, such notice sets forth full particulars regarding any proxy, contract, agreement, arrangement or understanding pursuant to which such Nominating Shareholder has a right to vote or direct the voting of any shares of the Company and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act and applicable securities laws.

The Company shall have the right to require any proposed nominee for election as a director to furnish such additional information as may reasonably be requested by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee.

(6)

No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this Article 14.1.1. Notwithstanding the foregoing, nothing contained in this Article 14.1.1 shall be deemed to restrict or preclude discussion by a shareholder (as distinct from the nomination of directors) at an Annual Meeting or Special Meeting of shareholders of any matter that is properly before such meeting pursuant to the provisions of the Business Corporations Act or the discretion of the Chairman. The Chairman of any Annual Meeting or Special Meeting shall have the power and duty to determine whether any nomination for election of a director has been made in accordance with the procedures set forth in this Article 14.1.1 and, if any proposed nomination is not in compliance with such procedures, to declare such nomination defective and that it be disregarded.

(7)

Notwithstanding any other provision of this Article 14.1.1, notice given to the Secretary of the Company pursuant to this Article 14.1.1 may only be given by personal delivery, facsimile transmission or by email (at such email address as may be stipulated from time to time by the Secretary of the Company for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery to the Secretary at the address of the principal executive offices of the Company, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.

(8)	Notwithstanding any other provision of this Article 14.1.1, the Company may, by directors’ resolution, waive any requirement in this Article 14.1.1

14.2 Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(1)	that individual consents to be a director in the manner provided for in the Business Corporations Act; or

(2)	that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director.

14.3 Failure to Elect or Appoint Directors

If:

(1)

the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or

(2)	the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(3)	the date on which his or her successor is elected or appointed; and

(4)	the date on which he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.

14.4 Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5 Directors May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6 Remaining Directors Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Business Corporations Act, for any other purpose.

14.7 Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8 Additional Directors

Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately upon the next election or appointment of directors under Article 14.1(1), but is eligible for re-election or re-appointment.

14.9 Ceasing to be a Director

A director ceases to be a director when:

(1)	the term of office of the director expires;

(2)	the director dies;

(3)	the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(4)	the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10 Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11 Removal of Director by Directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

~~15. ALTERNATE DIRECTORS~~[REMOVED]

~~15.1 Appointment of Alternate Director~~

~~Any director (an “appointor”) may by notice in writing received by the Company appoint any person (an “appointee”) who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointor is not present unless (in the case of an appointee who is not a director) the directors have reasonably disapproved the appointment of such person as an alternate director and have given notice to that effect to his or her appointor within a reasonable time after the notice of appointment is received by the Company.~~

~~15.2 Notice of Meetings~~

~~Every alternate director so appointed is entitled to notice of meetings of the directors and of committees of the directors of which his or her appointor is a member and to attend and vote as a director at any such meetings at which his or her appointor is not present.~~

~~15.3 Alternate for More Than One Director Attending Meetings~~

~~A person may be appointed as an alternate director by more than one director, and an alternate director:~~

~~(1)~~	~~will be counted in determining the quorum for a meeting of directors once for each of his or her appointors and, in the case of an appointee who is also a director, once more in that capacity;~~

~~(2)~~	~~has a separate vote at a meeting of directors for each of his or her appointors and, in the case of an appointee who is also a director, an additional vote in that capacity;~~

~~(3)~~

~~will be counted in determining the quorum for a meeting of a committee of directors once for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, once more in that capacity;~~

~~(4)~~	~~has a separate vote at a meeting of a committee of directors for each of his or her appointors who is a member of that committee and, in the case of an appointee who is~~

~~also a member of that committee as a director, an additional vote in that capacity.~~

~~15.4 Consent Resolutions~~

~~Every alternate director, if authorized by the notice appointing him or her, may sign in place of his or her appointor any resolutions to be consented to in writing.~~

~~15.5 Alternate Director Not au Agent~~

~~Every alternate director is deemed not to be the agent of his or her appointor.~~

~~15.6 Revocation of Appointment of Alternate Director~~

~~An appointor may at any time, by notice in writing received by the Company, revoke the appointment of an alternate director appointed by him or her.~~

~~15.7 Ceasing to be an Alternate Director~~

~~The appointment of an alternate director ceases when:~~

~~(1)~~	~~his or her appointor ceases to be a director and is not promptly re-elected or re-appointed;~~

~~(2)~~	~~the alternate director dies;~~

~~(3)~~	~~the alternate director resigns as an alternate director by notice in writing provided to the Company or a lawyer for the Company;~~

~~(4)~~	~~the alternate director ceases to be qualified to act as a director; or~~

~~(5)~~	~~his or her appointor revokes the appointment of the alternate director.~~

~~15.8 Remuneration and Expenses of Alternate Director~~

~~The Company may reimburse an alternate director for the reasonable expenses that would be properly reimbursed if he or she were a director, and the alternate director is entitled to receive from the Company such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct.~~

16. POWERS AND DUTIES OF DIRECTORS

16.1 Powers of Management

The directors must, subject to the Business Corporations Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by these Articles, required to be exercised by the shareholders of the Company.

16.2 Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

16.3 Remuneration of Auditors

The directors may set the remuneration of the auditors. If the directors so decide, the remuneration of the auditors will be determined by the shareholders.

17. DISCLOSURE OF INTEREST OF DIRECTORS

17.1 Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act.

17.2 Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

17.3 Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

17.4 Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act.

17.5 Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

17.6 No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company is invalid merely because:

(1)	a director or senior officer of the company has an interest, direct or indirect, in the contract or transaction;

(2)	a director of senior officer of the company has not disclosed an interest he or she has in the contract or transaction; or

(3)	the directors or shareholders of the company have not approved the contract or transaction in which a director or senior officer of the company has an interest.

17.7 Professional Services by Director or Officer

Subject to the Business Corporations Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

17.8 Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

18. PROCEEDINGS OF DIRECTORS

18.1 Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

18.2 Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes.

18.3 Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(1)	the chair of the board, if any;

(2)	in the absence of the chair of the board or if designated by the chair, the president, a director or other officer; or

(3)	any other director or officer chosen by the directors if:

(a)	neither the chair of the board nor the president is present at the meeting within 15 minutes after the time set for holding the meeting;

(b)	neither the chair of the board nor the president is willing to chair the meeting; or

(c)	the chair of the board and the president have advised the secretary, if any, or any other director, that they will not be present at the meeting.

18.4 Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors in person or by telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 18.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

18.5 Calling of Meetings

A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

18.6 Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 18.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors and the alternate directors by any method set out in Article 24.1 or orally or by telephone.

18.7 When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director or an alternate director if:

(1)	the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(a)	the director or alternate director, as the case may be, has waived notice of the meeting.

18.8 Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director or alternate director, does not invalidate any proceedings at that meeting.

18.9 Waiver of Notice of Meetings

Any director or alternate director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and, unless the director otherwise requires by notice in writing to the Company, to his or her alternate director, and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director.

18.10 Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at a majority of directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

18.11 Validity of Acts Where Appointment Defective

Subject to the Business Corporations Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

18.12 Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors consented to in writing by all of the directors entitled to vote on it, whether by signed document, fax, email or any other method of transmitting legibly recorded messages, is as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors duly called and held. Such resolution may be in two or more counterparts which together are deemed to constitute one resolution in writing. A resolution passed in that manner is effective on the date stated in the resolution or on the latest date stated on any counterpart. A resolution of the directors or of any committee of the directors passed in accordance with this Article 18.12 is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Business Corporations Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

19. EXECUTIVE AND OTHER COMMITTEES

19.1 Appointment and Powers of Executive Committee

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors’ powers, except:

(1)	the power to fill vacancies in the board of directors;

(2)	the power to remove a director;

(3)	the power to change the membership of, or fill vacancies in, any committee of the directors; and

(4)	such other powers, if any, as may be set out in the resolution or any subsequent directors’ resolution.

19.2 Appointment and Powers of Other Committees

The directors may, by resolution:

(1)	appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(2)	delegate to a committee appointed under paragraph (1) any of the directors’ powers, except:

(a)	the power to fill vacancies in the board of directors;

(b)	the power to remove a director;

(c)	the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d)	the power to appoint or remove officers appointed by the directors; and

(3)	make any delegation referred to in paragraph (2) subject to the conditions set out in the resolution or any subsequent directors’ resolution.

19.3 Obligations of Committees

Any committee appointed under Articles 19.1 or 19.2, in the exercise of the powers delegated to it, must:

1.1.1. conform to any rules that may from time to time be imposed on it by the directors; and

1.1.2. report every act or thing done in exercise of those powers at such times and in such manner and form as the directors may require.

1.2. Powers of Board

The directors may, at any time, with respect to a committee appointed under Articles 19.1 or 19.2:

(1)	revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(2)	terminate the appointment of, or change the membership of, the committee; and

(3)	fill vacancies in the committee.

19.4 Committee Meetings

Subject to Article 19.3(1) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under

Articles 19.1 or 19.2:

(1)	the committee may meet and adjourn as it thinks proper;

(2)

the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(3)	a majority of the members of the committee constitutes a quorum of the committee; and

(4)

questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

20. OFFICERS

20.1 Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

20.2 Functions, Duties and Powers of Officers

The directors may, for each officer:

(1)	determine the functions and duties of the officer;

(2)	entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(3)	revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

20.3 Qualifications

No officer may be appointed unless that officer is qualified in accordance with the Business Corporations Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as the managing director must be a director. Any other officer need not be a director.

20.4 Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors thinks fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

21. INDEMNIFICATION

21.1 Definitions

In this Article 21, “expenses” has the meaning set out in the Business Corporations Act.

21.2 Mandatory Indemnification of Directors and Officers

The directors must cause the Company to indemnify its directors and officers, and former directors and officers, and alternate directors, and their respective heirs and personal or other legal representatives to the greatest extent permitted by the Business Corporations Act. Each director and officer is deemed to have contracted with the Company on the terms of the indemnity contained in this section.

21.3 Mandatory Payment of Expenses of Directors and Officers

The directors must cause the Company to pay the expenses reasonably and actually incurred by its directors and officers, and former directors and officers, and alternate directors, and their respective heirs and personal or other legal representatives to the greatest extent permitted by the Business Corporations Act. Each director and officer is deemed to have contracted with the Company on the terms of the indemnity referred to in this section.

21.4 Indemnification

Subject to any restrictions in the Business Corporations Act and these Articles, the Company may indemnify any other person.

21.5 Non-Compliance with Business Corporations Act

The failure of a director, alternate director or officer of the Company to comply with the Business Corporations Act or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

21.6 Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(1)	is or was a director, alternate director, officer, employee or agent of the Company;

(2)	is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(3)	at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(4)	at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

22. DIVIDENDS

22.1 Payment of Dividends Subject to Special Rights

The provisions of this Article 22 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

22.2 Declaration of Dividends

Subject to the Business Corporations Act, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

22.3 No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 22.2.

22.4 Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

22.5 Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.

22.6 Settlement of Difficulties

If any difficulty arises in regard to a distribution under Article 22.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(1)	set the value for distribution of specific assets;

(2)

determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(3)	vest any such specific assets in trustees for the persons entitled to the dividend.

22.7 When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

22.8 Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

22.9 Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

22.10 Dividend Bears No Interest

No dividend bears interest against the Company.

22.11 Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

22.12 Payment of Dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

22.13 Capitalization of Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the surplus or any part of the surplus.

23. DOCUMENTS, RECORDS AND REPORTS

23.1 Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Business Corporations Act.

23.2 Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

24. NOTICES

24.1 Method of Giving Notice

Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

(1)	mail addressed to the person at the applicable address for that person as follows:

(a)	for a record mailed to a shareholder, the shareholder’s registered address;

(b)

for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(c)	in any other case, the mailing address of the intended recipient;

(2)	delivery at the applicable address for that person as follows, addressed to the person:

(a)	for a record delivered to a shareholder, the shareholder’s registered address;

(b)

for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(c)	in any other case, the delivery address of the intended recipient;

(3)	sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(4)	sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(5)	physical delivery to the intended recipient.

24.2 Deemed Receipt of Mailing

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 24.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

24.3 Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 24.1, prepaid and mailed or otherwise sent as permitted by Article 24.1 is conclusive evidence of that fact.

24.4 Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

24.5 Notice to Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(1)	mailing the record, addressed to them:

(a)	by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(b)	at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(2)

if an address referred to in paragraph (1)(b) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

25. SEAL

25.1 Who May Attest Seal

Except as provided in Articles 25.3 and 25.3, the Company’s seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(1)	any two directors;

(2)	any officer, together with any director;

(3)	if the Company only has one director, that director; or

(4)	any one or more directors or officers or persons as may be determined by the directors.

25.2 Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 25.1, the impression of the seal may be attested by the signature of any director or officer.

25.3 Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Business Corporations Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

26. PROHIBITIONS

26.1 Definitions

In this Article 26:

(1)	“designated security” means:

(a)	a voting security of the Company;

(b)

a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or

(c)	a security of the Company convertible, directly or indirectly, into a security described in paragraph (a) or (b);

(2)	“security” has the meaning assigned in the Securities Act (British Columbia);

(3)	“voting security” means a security of the Company that:

(a)	is not a debt security, and

(b)	carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

26.2 Application

Article 26.3 does not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

26.3 Consent Required for Transfer of Shares or Designated Securities

No share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.